Exhibit 99.1

GILDAN ACTIVEWEAR INC.

and

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as Trustee

INDENTURE

made as of October 7, 2025

Providing for the issue of
Debt Securities
in unlimited principal amount

TABLE OF CONTENTS

Page

Article I

DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

-i-

Article II

SECURITY FORMS

Section 2.01	Forms Generally	23
Section 2.02	Form of Trustee’s Certificate of Authentication	23

Article III

THE SECURITIES

Article IV

SATISFACTION AND DISCHARGE

Section 4.01	Satisfaction and Discharge of Indenture	35
Section 4.02	Application of Trust Money	36

Article V

REMEDIES

-ii-

Article VI

THE TRUSTEE

Article VII

CONSOLIDATION, MERGER, AMALGAMATION, SALE OR TRANSFER

Section 7.01	Consolidation, Merger, Amalgamation or Succession to Business	56

-iii-

Section 7.02	Successor to Possess Powers of the Corporation	57
Section 7.03	Successor Substituted	57

Article VIII

SUPPLEMENTAL INDENTURES

Article IX

COVENANTS OF THE CORPORATION

Article X

REDEMPTION OF SECURITIES

Section 10.01	Applicability of Article	67
Section 10.02	Election to Redeem; Notice to Trustee	67
Section 10.03	Selection by Trustee of Securities to Be Redeemed	67
Section 10.04	Notice of Redemption	67

-iv-

Section 10.05	Deposit of Redemption Price	68
Section 10.06	Securities Payable on Redemption Date	69
Section 10.07	Securities Redeemed in Part	69
Section 10.08	Redemption at the Option of the Corporation for Taxation Reasons	69

Article XI

[RESERVED]

Article XII

DEFEASANCE AND COVENANT DEFEASANCE

Article XIII

[RESERVED]

Article XIV

[RESERVED]

Article XV

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND CORPORATION

Section 15.01	Disclosure of Names and Addresses of Holders	74
Section 15.02	Reports by Trustee	74

-v-

THIS INDENTURE is made as of October 7, 2025, between Gildan Activewear Inc., a corporation incorporated under the Canada Business Corporations Act, and having its registered office at the City of Montréal in the Province of Quebec, Canada (the “Corporation”) and U.S. Bank Trust Company, National Association, a national banking association organized and existing under the laws of the United States of America, as trustee (the “Trustee”).

WHEREAS, the Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its debentures, notes or other evidences of indebtedness (collectively, the “Securities”), to be issued in one or more series as in this Indenture provided and has selected U.S. Bank Trust Company, National Association to act as Trustee hereunder;

WHEREAS, all things necessary to make this Indenture a valid and legally binding agreement in accordance with its terms have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSES THAT:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of the respective Holders from time to time of the Securities, as follows:

Article I

DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 1.01         Definitions. For all purposes of this Indenture and in the Securities, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Act,” when used with respect to any Holder, has the meaning specified in Section 1.04;

“Additional Amounts” has the meaning specified in Section 9.07.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

“Authenticating Agent” means, with respect to the Securities of any series, any Person authorized by the Trustee to act on behalf of the Trustee to authenticate the Securities of such series;

“Authorized Agent” has the meaning specified in Section 1.18;

“Authorized Newspaper” means a newspaper (which, in the case of Canada, will, if practicable, be either The Globe & Mail or the National Post, in the case of The City of New York, will, if practicable, be The Wall Street Journal (Eastern Edition), in the case of the United Kingdom, will, if practicable, be The Financial Times (London Edition) and, in the case of Luxembourg, will, if practicable, be The Luxembourg Wort), printed in an official language of the country of publication, customarily published at least once a day for at least five days in each calendar week and of general circulation in Canada, The City of New York, the United Kingdom or Luxembourg, as applicable. If it shall be impractical, in the opinion of the Corporation, to make any publication of any notice required hereby in an Authorized Newspaper, any publication or other notice in lieu thereof which is made or given shall constitute a sufficient publication of such notice;

“Business Day” means a day other than a Saturday or a Sunday and other than a day on which banking institutions in Montreal, Quebec, Toronto, Ontario or New York, New York are authorized or obligated by law or regulation to close;

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended;

“Corporate Trust Office” means the office of the Trustee at which its corporate trust business, with regard to this Indenture and the transactions completed hereunder, at any particular time, shall be principally administered, which office at the date hereof is located at (i) 111 Fillmore Avenue, St. Paul, MN 55107, Attention: Global Corporate Trust – Gildan Activewear Inc., and for all other purposes is located at 60 Livingston Ave, Saint Paul, MN 55107, Attention: Global Corporate Trust – Gildan Activewear Inc., and (ii) for all other purposes, 1735 Market Street, 43rd Floor, Philadelphia, PA 19103, Attention: Global Corporate Trust – Gildan Activewear Inc., or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company);

“Corporation” means Gildan Activewear Inc. until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Corporation” shall mean such successor Person;

“Corporation Order” or “Corporation Request” means a written order or request of the Corporation, signed by any two of its Officers holding office at the time of signing, delivered to the Trustee;

“Corporation’s Auditors” means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

“covenant defeasance” has the meaning specified in Section 12.03;

“Credit Agreements” means, collectively, (a) the Revolving Credit Agreement, and (b) the Term Loan Credit Agreement;

“Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments;

“Default” means (a) any Event of Default or (b) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default;

“Defaulted Interest” has the meaning specified in Section 3.07(b);

“defeasance” has the meaning specified in Section 12.02;

“Depositary” means The Depository Trust Company, its nominees and their respective successors;

“Director” means a director of the Corporation for the time being, and reference without more to action by the Directors means action by the Directors as a board or, whenever duly empowered, by a committee of the board;

“Directors’ Resolution” means a resolution, a copy of which is certified by the Secretary or an Assistant Secretary of the Corporation to have been duly adopted or consented to by the Directors and to be in full force and effect on the date of such certification, delivered to the Trustee;

“Dollars” and “$” means lawful money of Canada and “U.S. Dollars” and “U.S. $” means lawful money of the United States of America;

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common shares, preferred shares, limited liability company interests, trust units and partnership interests) in such Person, and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding from all of the foregoing any debt securities convertible into Equity Interests, regardless of whether such debt securities include any right of participation with Equity Interests;

“Euro” means the single Currency of the participating member states from time to time of the European Union described in legislation of the European Counsel for the Operation of a single unified European currency (whether known as the Euro or otherwise);

“Event of Default” has the meaning specified in Section 5.01;

“Excluded Holder” has the meaning specified in Section 9.07;

“FATCA” means (a) Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended from time to time (including regulations and guidance thereunder) (the “U.S. Internal Revenue Code”), (b) any successor version thereof, (c) any agreement entered into pursuant to Section 1471(b)(1) of the U.S. Internal Revenue Code or (d) any law, regulation, rule or practice implementing an intergovernmental agreement or approach thereto;

“Foreign Currency” means a Currency issued by the government of a country other than the United States;

“GAAP” means at any time, generally accepted accounting principles as recommended in the CPA Canada Handbook-Accounting of the Chartered Professional Accountants Canada at the relevant time and for greater certainty includes IFRS as and to the extent applicable to the Corporation, or as the case may be, generally accepted accounting principles in effect from time to time in the United States of America or in other jurisdictions in which the relevant Person is situated, as applicable to the relevant Person and applied in a consistent manner from period to period;

“Global Security” means a Security that evidences all or part of any series of Securities, is issued to the Depositary for such series, or its nominee, in accordance with Section 3.02 and bears the legend prescribed in Section 3.02;

“Guarantee” means any guarantee of payment of notes provided by a Guarantor pursuant to the terms of this Indenture;

“Guarantors” means, each Person which, on the Issue Date, guarantees the Corporation’s obligations under the Credit Agreements, and each other Person that becomes a Guarantor, as required pursuant to the terms of this Indenture after the Issue Date, in each case, until such Person is released from its Guarantee in accordance with the terms of this Indenture;

“Holder” any registered holder, from time to time, of notes under this Indenture;

“IFRS” means the International Financial Reporting Standards, namely the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or an interpretation) adopted by the International Accounting Standards Board (IASB);

“Increased Amount” has the meaning specified in Section 9.10;

“Indebtedness” means, for any Person on a consolidated basis, without duplication, on any date:

(i)              the principal amount of all obligations of such Person for borrowed money;

(ii)             all obligations of such Person under letters of credit or letters of guarantee or performance bonds or obligations to financial institutions or insurance companies who issued such letters of credit or letters of guarantee or performance bonds for the account of such Person;

(iii)            all obligations of such Person under bankers’ acceptances;

(iv)            all obligations of such Person to pay the deferred purchase price of property or services but excluding accounts payable and accrued current liabilities, in each case, arising in the ordinary course of business;

(v)             all obligations of such Person, whether or not assumed, secured by consensual Liens on, or payable out of the proceeds or production from, property owned by such Person, whether or not such obligation is otherwise an obligation of such Person (the amount of such obligations being deemed to be the lesser of the value of such property (as determined in good faith by the Corporation) or the amount of the obligation so secured);

(vi)            all lease obligations which would be shown as a liability on a balance sheet of such Person in accordance with GAAP including, without limitation, obligations in respect of sale and leaseback transactions shown as a liability on a balance sheet of such Person but excluding obligations in respect of operating leases;

(vii)           all obligations of such Person under derivative instruments and all other liabilities of such Person in respect of financial instruments which are classified as a liability on the balance sheet of such Person provided that only the Risk Value of Derivative Instruments shall be included; and

(viii)          obligations of another Person of the type set forth in paragraphs (i) to (vii) which such Person has guaranteed (except by reason of endorsement for collection in the ordinary course of business) or in respect of which such Person is liable, contingently or otherwise, including, without limitation, liable by way of agreement to purchase property or services, to provide funds for payment, to supply funds to or otherwise invest in such other Person, or otherwise to assure a creditor of such other Person against loss;

“Indenture” means this instrument as originally executed and delivered or, if amended or supplemented as herein provided, as so amended or supplemented or both, and shall include the forms and terms of particular series of Securities established as contemplated by Section 3.01; provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, “Indenture” shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities for which such Person is Trustee established as contemplated by Section 3.01, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become such Trustee but to which such Person, as such Trustee, was not a party;

“Initial Default” has the meaning specified in Section 5.14;

“Interest Payment Date,” when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security;

“Issue Date” means, with respect to any series, the date on which the Securities of such series are originally issued under this Indenture;

“Judgment Conversion Date” has the meaning specified in Section 1.17;

“Judgment Currency” has the meaning specified in Section 1.17;

“Lien” means any interest in property or the income or profits therefrom securing an obligation owed to, or a claim by, a Person other than the owner of such property, whether such interest is based on common law, civil law, statute or contract, and including, but not limited to, any security interest, hypothec, mortgage, pledge, lien, claim, charge, cession as collateral security, transfer as collateral security, assignment as collateral security, encumbrance, title retention agreement, lessor’s interest under a lease which would be capitalized on a balance sheet of the owner of such property or analogous instrument in, of, or on any property or the income or profits therefrom of a Person but excluding a margin payment made in connection with a derivative instrument;

“Market Exchange Rate” means, unless otherwise specified with respect to any Securities pursuant to Section 3.01, (i) for any conversion involving a currency unit on the one hand and Dollars or any Foreign Currency on the other, the exchange rate between the relevant currency unit and Dollars or such Foreign Currency calculated by the method specified pursuant to Section 3.01 for the Securities of the relevant series, (ii) for any conversion of Dollars into any Foreign Currency, the 4:30 p.m. (New York City time) buying rate for such Foreign Currency for cable transfers quoted in New York City as certified for customs purposes by the Federal Reserve Bank of New York and (iii) for any conversion of one Foreign Currency into Dollars or another Foreign Currency, the spot rate at 4:30 p.m. local time in the relevant market at which, in accordance with normal banking procedures, the Dollars or Foreign Currency into which conversion is being made could be purchased with the Foreign Currency from which conversion is being made from major banks located in either New York City, Toronto, London or any other principal market for Dollars or such purchased Foreign Currency, in each case determined by the Corporation. Unless otherwise specified with respect to any Securities pursuant to Section 3.01, in the event of the unavailability of any of the exchange rates provided for in the foregoing clauses (i), (ii) and (iii), the Corporation shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in New York City, Toronto, London or another principal market for the Currency in question, or such other quotations as the Corporation shall deem appropriate. Unless otherwise specified by the Corporation, if there is more than one market for dealing in any Currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such Currency shall be that upon which a non-resident issuer of securities designated in such Currency would purchase such Currency in order to make payments in respect of such securities;

“Maturity,” when used with respect to any Security, means the date on which the principal of such Security or an installment of such principal becomes due and payable as therein or herein provided, whether at the Stated Maturity thereof, by declaration of acceleration, call for redemption or otherwise;

“Offering Memorandum” means the Offering Memorandum, dated September 23, 2025, and any supplement thereto;

“Officer” means any of the following officers of the Corporation or any Guarantor: the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, Chief Legal & Administrative Officer, the Vice President, Treasury, the Vice President, Global Tax, the Vice President Corporate Development, and any individuals having similar functions;

“Officers’ Certificate” means a certificate signed by one Officer;

“Opinion of Counsel” means a written opinion from legal counsel provided to the Trustee; provided that the counsel may be an employee of or counsel to the Corporation;

“Outstanding,” when used with respect to Securities, means, as of any particular time, all such Securities theretofore authenticated and delivered under this Indenture, except:

(i)              Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)             Securities, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Corporation) in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii)            Securities which have been paid pursuant to Section 3.06 or have been mutilated, lost, stolen or destroyed and in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture; and

(iv)            Securities which have been defeased pursuant to Article XII;

provided, however, that in determining whether the Holders of the requisite principal amount of the Securities of any or all series then Outstanding have voted or have signed or given any request, demand, authorization, direction, notice, consent, requisition, waiver or other instrument or have taken any action or constitute a quorum at any meeting of Holders hereunder, Securities owned by the Corporation, or any other obligor upon the Securities, or any Subsidiary or any Affiliate of the Corporation or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in conclusively relying upon any such request, demand, authorization, direction, notice, consent, requisition, waiver or other instrument or action or on the Holders present or represented at any meeting of Holders, only Securities which the Responsible Officer of the Trustee knows to be so owned shall be so disregarded;

“Paying Agent” means any Person authorized by the Corporation to pay the principal of (and premium, if any) or interest on any Securities on behalf of the Corporation;

“Periodic Offering” means an offering of Securities of any series from time to time, the specific terms of which Securities, including, without limitation, the rate or rates of interest, if any, thereon, the Stated Maturity or Stated Maturities thereof and the redemption provisions, if any, with respect thereto are to be determined by the Corporation or its agents upon the issuance of such Securities;

“Permitted Liens” means:

(i)              Liens created by workers compensation, unemployment insurance and other social security legislation and other similar laws, for liabilities not yet overdue, or to secure the performance of tenders, contracts, statutory or regulatory obligations, surety and appeal bonds, bids, leases, government or other contracts, performance and return-of-money bonds and other similar obligations (in each case, exclusive of obligations for the payment of borrowed money);

(ii)             Liens for taxes, rates, charges, levies or assessments not yet due or for which payment is not yet delinquent;

(iii)            Liens for taxes, rates, charges, levies or assessments, due or past due and payable, the validity of which is being contested in good faith by the Corporation or the relevant Guarantor by appropriate proceedings timely instituted; provided, however, that where taxes must be paid or deposited in whole or in part subject to resolution of such contest in order to stay enforcement of such lien, such taxes or required part thereof shall have been so paid or deposited;

(iv)            Liens for services performed for or materials delivered to the Corporation or the relevant Guarantor for which payment is not yet delinquent, and attachments, judgments and other similar liens arising in connection with services performed or materials delivered; provided, however, that the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

(v)             Liens incurred in the ordinary course of business and for the purpose of carrying on same that are not in connection with the borrowing of money or the obtaining of credit and which do not in the aggregate materially impair the use, the income or profits therefrom, of the property covered thereby in the operation of such Person’s business;

(vi)            undetermined and inchoate Liens arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(vii)           the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired by the Corporation or any Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit acquired by the Corporation or any Subsidiary or to require annual or other periodic payments as a condition of the continuance thereof;

(viii)          Liens to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Corporation or any Subsidiary, all in the ordinary course of its business;

(ix)             the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown, statutory exception to title and reservation of mineral rights including coal, oil and natural gas;

(x)              title defects or irregularities in title for movable, personal, immovable or real property which are of a minor nature in the aggregate and will not materially impair the use of the property for the purposes for which it is held by the Corporation or any Subsidiary;

(xi)             Liens arising solely from conditional sale, title retention, consignment or other similar arrangements for the sale of goods entered into by the Corporation or any Subsidiary in the ordinary course of business;

(xii)            Liens arising out of judgments or awards with respect to which the Corporation or any Subsidiary shall in good faith be prosecuting an appeal or proceeding for review and with respect to which the Corporation or such Subsidiary shall have secured a stay of execution pending the appeal or proceedings for review or for which security has been posted by the Corporation or such Subsidiary;

(xiii)           Liens in favor of customs and revenue authorities arising as a matter of law to secure the payment of customs duties resulting from the importation of goods and in each case attaching only to such goods;

(xiv)          any interest or title of a lessor or sublessor and any restriction or encumbrance to which the interest or title of such lessor or sublessor may be subject;

(xv)           (A) deposits to secure the performance of leases of property (whether immovable, moveable or mixed) of the Corporation or any Subsidiary in the ordinary course of business and (B) Liens arising from precautionary financing statement filings (or other similar filings) regarding such leases or any “true sale”;

(xvi)          Liens existing on assets or property at the time of entering into any agreement with respect to the acquisition of such assets or property and Liens existing on any of the assets or property of a person acquired by the Corporation or a Guarantor at the time such person becomes a Subsidiary of the Corporation, provided, in each case, that such Liens were not incurred in anticipation of or in connection with the acquisition;

(xvii)         Liens in connection with any factoring agreement or securitization transaction; provided that the property of the Corporation or any Guarantor encumbered thereby is limited to the accounts receivable sold pursuant to any such agreement or transaction (collectively, the “Purchased Receivables”) and any bank account in which amounts in respect of Purchased Receivables (and no other amounts) are deposited and other customary assets for factoring or securitization transactions;

(xviii)        any Lien on the funds or securities deposited with the Trustee in connection with any defeasance or satisfaction and discharge under this Indenture;

(xix)           Liens in favor of the Corporation or any Subsidiary;

(xx)            statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other like Persons and other Liens imposed by law for sums not yet delinquent for a period of more than 60 days or being contested in good faith and by appropriate proceedings or that would not reasonably be expected to have a material adverse effect on the Corporation and its Subsidiaries;

(xxi)           Liens securing Indebtedness arising from (i) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence and (ii) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased or rented in the ordinary course of business;

(xxii)          Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(xxiii)         Liens on insurance proceeds or unearned premiums incurred in connection with the financing of insurance premiums;

(xxiv)         Liens arising by operation of law in the ordinary course of business;

(xxv)          Liens relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business;

(xxvi)         licenses, sublicenses, leases, subleases or other rights granted to other Persons (A) in the ordinary course of business or (B) otherwise not materially interfering with the conduct of the business of the Corporation and its Subsidiaries taken as a whole;

(xxvii)        Liens on the proceeds of Indebtedness or other amounts held in favor of the lenders or holders of such Indebtedness and their agents or representatives pending the application of such proceeds to an acquisition or other investment or any discharge, redemption, defeasance or refinancing; and

(xxviii)       other Liens securing, at any time, an aggregate amount not to exceed 15% of the total assets other than goodwill, trademarks and other intangible assets of the Corporation and its Subsidiaries on a consolidated basis, as determined based on the balance sheet of the Corporation at the end of the most recently completed fiscal quarter of the Corporation;

“Person” or “person” means any individual, corporation, partnership, limited liability company, unlimited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, mutual fund trust, unincorporated organization or government or other agency or political subdivision thereof or other legal entity of any kind;

“Privacy Laws” has the meaning specified in Section 1.24;

“Redemption Date,” when used with respect to any Security to be redeemed, means the date specified for such redemption in accordance with or pursuant to this Indenture;

“Redemption Price,” when used with respect to any Security to be redeemed, means the price at which such Security is to be redeemed in accordance with or pursuant to this Indenture;

“Regular Record Date,” for the interest payable on any Interest Payment Date on the Securities of any series, means the date specified for such purpose in accordance with or pursuant to this Indenture;

“Relevant Jurisdiction” has the meaning specified in Section 10.08;

“Relevant Taxes” has the meaning specified in Section 9.07;

“Required Currency” has the meaning specified in Section 1.17;

“Responsible Officer,” when used with respect to the Trustee, means any vice president, any assistant vice president, any trust officer or assistant trust officer, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture;

“Revolving Credit Agreement” means the second amended and restated credit agreement dated as of March 25, 2022 among, inter alios, the Corporation, as borrower, the financial institutions party thereto as lenders and Bank of Montreal, as administrative agent, as such agreement has been and may be further amended (including any amendment or restatement thereof), supplemented or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement, regardless as to when any such agreement is entered into (including increasing the amount of available borrowings thereunder or adding or removing Subsidiaries as borrowers or guarantors thereunder);

“Risk Value of Derivative Instruments” means costs incurred by a counterparty or amounts which would be payable by the Corporation or the Guarantor, as the case may be, further to the breaking or assignment of a derivative instrument to which the Corporation or a Guarantor is a party, or such costs that would be incurred by such counterparty or amounts which would be payable by the Corporation or the Guarantor, as the case may be, should such an event have occurred as of the relevant determination date which would permit termination of the derivative instrument, as established from time to time on the basis of the formula proposed by the “ISDA Master Agreement” (2002 version or any other subsequent version) of the International Swaps and Derivatives Association, Inc. under Section 6(e) “Payments on Early Termination” in the case of currency or interest exchange agreements or other agreements governed by such agreement;

“Securities” has the meaning stated in the first recital of this instrument and more particularly means any Securities authenticated and delivered under this Indenture; provided, however, that if at any time there is more than one Person acting as Trustee under this Indenture, “Securities” with respect to the Indenture as to which such Person is Trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee;

“Securities Act” means the Securities Act of 1933, as amended;

“Securities Custodian” means the custodian with respect to a Global Security (as appointed by the Depositary) or any successor Person thereto, who shall initially be the Trustee;

“Security Register” and “Security Registrar” have the respective meanings specified in Section 3.05;

“Shareholders’ Equity” means, at any time, the sum of all issued and fully paid capital stock of the Corporation at stated value, paid-in capital surplus, contributed capital and retained earnings (including, without duplication, the positive reassessment of assets or cumulative translation adjustment (if any) as a result of the change by the Corporation of functional currency from Canadian Dollars to U.S. Dollars), but excluding any deferred tax credits and any positive reassessment of assets, in all cases calculated in accordance with GAAP;

“Significant Subsidiary” means a Subsidiary that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended;

“Special Record Date,” for the payment of any Defaulted Interest, means a date fixed by the Trustee pursuant to Section 3.07;

“Stated Maturity,” when used with respect to any Indebtedness, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, but will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof;

“Subsidiary” means, with respect to any Person:

(i)              any corporation, limited liability company, association, trust or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(ii)             any partnership or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of membership, general, special or limited partnership interests or otherwise, and (ii) that Person or any Subsidiary of that Person is a controlling general partner or otherwise controls such entity.

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Corporation.

“Successor” has the meaning specified in Section 7.01;

“Term Loan Credit Agreement” means the second amended and restated credit agreement dated as of May 26, 2023 among the Corporation, as borrower, the financial institutions party thereto as lenders and Bank of Montreal, as administrative agent, as such agreement has been and may be further amended (including any amendment or restatement thereof), supplemented or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement, regardless as to when any such agreement is entered into (including increasing the amount of available borrowings thereunder or adding or removing Subsidiaries as borrowers or guarantors thereunder);

“Threshold Amount” means an amount equal to the greater of (i) 2.5% of Shareholders’ Equity, and (ii) US$150,000,000;

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in force at the date as of which this Indenture was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended;

“Trustee” means U.S. Bank Trust Company, National Association, until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder; and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to the Securities of such series;

“United States” means the United States of America (including the states and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction;

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which are unconditionally guaranteed as full faith and credit obligations of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt;

“Vice President,” when used with respect to the Corporation or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”;

All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

The words “hereto,” “herein,” “hereof’, “hereby” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision and references to Articles and Sections are to Articles and Sections of this Indenture; and

Words importing the singular number only include the plural and vice versa, words importing any gender include any other gender and any reference to any statute or other legislation shall be deemed to be a reference to such legislation as now enacted or as the same may from time to time be amended, re-enacted or replaced.

Section 1.02         Compliance Certificates and Opinions. Upon any application or request by the Corporation to the Trustee to take any action under any provision of this Indenture, the Corporation shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i)              a statement that each individual signing such certificate or opinion has read and understands such covenant or condition and the definitions herein relating thereto;

(ii)             a brief statement as to the nature and scope of the examination and investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)            a statement that, in the opinion of each such individual, he or she has made such examination or investigation as he or she believes necessary to enable him or her to make the statement or express the opinion contained in such certificate or opinion as to whether or not such covenant or condition has been complied with; and

(iv)            a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with in accordance with the terms of the Indenture.

Section 1.03         Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it shall not be necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons with respect to other matters, and any such Person may certify or give an opinion with respect to such matters in one or several documents.

Any certificate or opinion of an Officer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of the Corporation.

Any certificate or opinion of an Officer or Opinion of Counsel may be based, insofar as it relates to any accounting matters, upon a certificate or opinion of, or representations by, the Corporation’s Auditors or an accountant or another firm of accountants engaged by the Corporation. Any certificate or opinion of any independent firm of chartered accountants filed with and directed to the Trustee shall contain a statement that such firm is independent.

Section 1.04         Acts of Holders. Any request, demand, authorization, direction, notice, consent, waiver or other action required or permitted by this Indenture to be given or taken by a specified percentage in aggregate principal amount of the Holders of one or more series then Outstanding may be embodied in and evidenced: (i) by one or more instruments of substantially similar tenor signed by such specified percentage of Holders in person or by agent duly appointed in writing, and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, if hereby expressly required, to the Corporation; (ii) by the record of such specified percentage of Holders voting in favor thereof at any meeting of such Holders duly called and held; and (iii) by a combination of such instrument or instruments and any such record of a meeting. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or voting at such meeting. Proof of the execution of any such instrument or of a writing appointing any such agent and of the holding by any Person of any of the Securities of any series shall be sufficient for any purpose of this Indenture and, subject to Section 6.01, conclusive in favor of the Trustee and the Corporation, if made in the manner set forth in this Section 1.04.

(a)           The fact and date of the execution by any such Person of any instrument or writing may be proved by the certificate of any notary public or other officer of any jurisdiction authorized to take acknowledgments of deeds or administer oaths that the Person executing such instrument or writing acknowledged to him or her the execution thereof, or by an affidavit of a witness to such execution sworn to before any such notary or other such officer. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute sufficient proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(b)           The ownership of Securities shall be proved exclusively by the Security Register for all purposes.

(c)           The Corporation may fix a record date for the purpose of determining the identity of the Holders entitled to participate in any Act required or permitted under this Indenture, which record date shall be not earlier than 30 days prior to the first solicitation of the written instruments or vote required for such Act. If such a record date is fixed, the Persons who were the Holders of the Securities of the affected series at the close of business on such record date (or their duly authorized proxies) shall be the only Persons entitled to execute written instruments or to vote with respect to such Act, or to revoke any written instrument or vote previously delivered or given, whether or not such Persons shall continue to be Holders of the Securities of such series after such record date. With regard to any action that may be given or taken hereunder only by Holders of a requisite principal amount of Outstanding Securities of any series (or their duly appointed agents) and for which a record date is set pursuant to this paragraph, the Corporation may, at its option, set an expiration date after which no such action purported to be given or taken by any Holder shall be effective hereunder unless given or taken on or prior to such expiration date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date (or their duly appointed agents). On or prior to any expiration date set pursuant to this paragraph, the Corporation may, on one or more occasions at its option, extend such date to any later date. Nothing in this paragraph shall prevent any Holder (or any duly appointed agent thereof) from giving or taking, after any expiration date, any action identical to, or, at any time, contrary to or different from, any action given or taken, or purported to have been given or taken, hereunder by a Holder on or prior to such date, in which event the Corporation may set a record date in respect thereof pursuant to this paragraph. Notwithstanding the foregoing, the Corporation shall not set a record date for, and the provisions of this paragraph shall not apply with respect to, any action to be given or taken by Holders pursuant to Section 5.01 or 5.02.

(d)           Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Corporation or a Guarantor in reliance thereon, whether or not notation of such action is made upon such Security.

(e)           Without limiting the foregoing, a Holder entitled hereunder to give or take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any different part of such principal amount.

Section 1.05         Notices, Etc., to Trustee. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document required or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a)           the Trustee by any Holder or by the Corporation shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee (i) by delivery to the Trustee at the Corporate Trust Office, (ii) by mail by registered letter, postage prepaid or (iii) by electronic communication, to the Trustee at the Corporate Trust Office Attention: gregory.guim@usbank.com and, subject as provided in this Section 1.05, shall be deemed to have been given when received. In the case of disruption in postal services any notice shall be made with the approval of the Trustee and shall constitute a sufficient notification for every purpose hereunder; provided that any notice or communication delivered to the Trustee (in each of its capacities hereunder) shall be deemed effective only upon receipt thereof by a Responsible Officer of the Trustee. The Trustee may from time to time notify the Corporation of a change in address or address for electronic communications which thereafter, until changed by like notice, shall be the address or address for electronic communications of the Trustee for all purposes of this Indenture. In addition to the foregoing, the Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured e-mail, pdf, facsimile transmission or other similar unsecured electronic methods. If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. For the avoidance of doubt, all notices, approvals, consents, requests and any communications hereunder or with respect to the Notes must be in writing (provided that any communication sent to the Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign or Adobe (or such other digital signature provider as specified in writing to the Trustee by the authorized representative)), in English. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to the Trustee, including without limitation the risk of Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 1.06         Notices, Etc., to Corporation. Any request, demand, authorization, direction, notice, consent, waiver, or Act of Holders or other document required or permitted by this Indenture to be made upon, given or furnished to, or filed with the Corporation under the provisions hereof by the Trustee or by any Holder shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Corporation (i) by delivery to the Executive Vice President, Chief Legal & Administrative Officer, Attention: corprequest@gildan.com, (ii) by mail by registered letter, postage prepaid, or (iii) by electronic communication, addressed to the Corporation at 600 de Maisonneuve West, 33rd floor Montréal, Québec, H3A 3J2 Canada, Attention: Executive Vice President, Chief Legal & Administrative Officer and, subject as provided in this Section 1.06, shall be deemed to have been given at the time of delivery or on the third Business Day after mailing. Any delivery made on a day other than a Business Day, or after 5:00 p.m. (New York time) on a Business Day, shall be deemed to be received on the next following Business Day. In the case of disruption in postal services any notice, if mailed, shall not be deemed to have been given until it is actually delivered to the Corporation. The Corporation may from time to time notify the Trustee of a change in address or address for electronic communications which thereafter, until changed by like notice, shall be the address or address for electronic communications of the Corporation for all purposes of this Indenture.

Section 1.07         Notice to Holders; Waiver. Where this Indenture requires or permits notice by the Corporation or by the Trustee to the Holders of any event, such notice shall be sufficient (unless otherwise herein expressly provided) if in writing (including facsimile and electronic transmissions in PDF format) and delivered electronically or mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, or, in the case of a Global Security, sent in accordance with the procedures of the Depositary. In any case where notice to the Holders is given electronically or by mail, neither the failure to deliver electronically, mail or receive such notice, nor any defect in any such notice, to any particular Holder shall affect the sufficiency or validity of such notice.

Where this Indenture or any Security provides for or permits notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Section 1.08         Effect of Headings and Table of Contents. The headings of the Articles and Sections herein and the Table of Contents are for convenience only and shall not affect the construction or interpretation hereof.

Section 1.09         Successors and Assigns. All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether so expressed or not.

Section 1.10         Separability Clause. In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions thereof shall not in any way be affected or impaired by such invalidity, illegality or unenforceability.

Section 1.11         Benefits of Indenture. Nothing in this Indenture or in the Securities, express or implied, shall give or be construed to give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.12         Governing Law. This Indenture and each Security shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable thereto and shall be treated in all respects as New York contracts, except as may be otherwise required by mandatory provisions of law.

Section 1.13         Language Clause. Les parties aux présentes confirment leur volonté expresse que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigées en langue anglaise. The parties hereto hereby confirm their express wish that this Indenture and all documents and notices related thereto be in English.

Section 1.14         Legal Holidays. In any case where any Interest Payment Date, Redemption Date or Stated Maturity or Maturity shall not be a Business Day (notwithstanding any other provision of this Indenture or of the Securities) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as though made on the Interest Payment Date, the Redemption Date, at the Stated Maturity or at Maturity, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Stated Maturity of any Security or Maturity of any Security, as the case may be. Except as otherwise provided in the preceding sentence, whenever any period of time would begin or end, any calculation is to be made, or any other action to be taken hereunder shall be stated to be required to be taken, on a day other than a Business Day, such period of time shall begin or end, such calculation shall be made or such other action shall be taken on the next succeeding Business Day and an extension of time shall be included for the purposes of computation of interest thereon.

Section 1.15         Counterparts. This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original; but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Indenture by telecopier, facsimile or other electronic transmission (i.e., a “pdf’ or “tif’) shall be effective as delivery as a manually executed counterpart thereof and may be used in lieu of the original Indenture for all purposes.

Section 1.16         Securities in a Foreign Currency or in Euros. Unless otherwise specified in or pursuant to a Directors’ Resolution, a supplemental indenture or an Officers’ Certificate delivered pursuant to Section 3.01 with respect to a particular series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of the Securities of one or more series at the time Outstanding and, at such time, there are Outstanding Securities of any such affected series which are denominated in a Foreign Currency, then the principal amount of the Securities of such series which shall be deemed to be Outstanding for the purpose of taking such action shall be the amount of U.S. Dollars which could be obtained for such principal amount at the Market Exchange Rate on the applicable record date established pursuant to Section 1.04 or, if no such record date shall have been established, on the date that the taking of such action shall be authorized by Act of the Holders of the Securities of all such affected series. The provisions of this paragraph shall also apply in connection with any other action taken by the Holders pursuant to the terms of this Indenture, including without limitation any action under Section 5.02.

All decisions and determinations of the Corporation regarding the Market Exchange Rate or any alternative determination provided for in the preceding paragraph shall be in its sole discretion and shall, in the absence of manifest error, be conclusive to the extent permitted by law for all purposes and irrevocably binding upon the Corporation and all Holders.

Section 1.17         Judgment Currency, (a) The Corporation agrees, to the fullest extent that it may effectively do so under applicable law, that if for the purpose of obtaining or enforcing judgment against the Corporation in any court it is or becomes necessary to convert the sum due in respect of the principal of (and premium, if any) or interest on the Securities of any series (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the conversion shall be made at the rate of exchange at which, in accordance with normal banking procedures, the Corporation could purchase in Montréal, Quebec, Canada the Required Currency with the Judgment Currency on the Business Day immediately preceding:

(i)              the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Québec or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)             the date on which the final unappealable judgment is given, in the case of any proceeding in the courts of any other jurisdiction

(the date as of which such conversion is made pursuant to this clause being hereinafter in this Section 1.17 referred to as the “Judgment Conversion Date”).

(b)           If, in the case of any proceeding in the court of any jurisdiction referred to in clause (ii) of Section 1.17(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Corporation shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)           The Corporation also agrees, to the fullest extent that it may effectively do so under applicable law, that its obligations under this Indenture and the Securities of such series to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the effective receipt by the payee of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such effective receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sums due under this Indenture.

(d)           The term “rate of exchange” in this Section 1.17 means the 4:30 p.m. rate of exchange for the Judgment Currency in Dollars quoted by the Bank of Canada for the day in question.

(e)           In the event of the winding-up of the Corporation at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation and the Guarantors, jointly and severally, shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency due or contingently due under the Securities and this Indenture (other than under this Subsection (d)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (d) the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

Section 1.18         Agent for Process; Submission to Jurisdiction. By its execution and delivery of this Indenture, the Corporation irrevocably designates and appoints Gildan Activewear USA Inc., a Delaware corporation, as the Corporation’s authorized agent (the “Authorized Agent”) upon whom process may be served in any action, suit or proceeding arising out of or relating to this Indenture, and/or the Securities but for that purpose only, and agrees that service of process upon said Gildan Activewear USA Inc., and written notice of such service to the Corporation in the manner provided in Section 1.06, shall be deemed in every respect effective service of process upon the Corporation in any such action, suit or proceeding in any federal or state court in the Borough of Manhattan, The City of New York. The Corporation hereby irrevocably submits to the non-exclusive jurisdiction of any such court in respect of any such legal action or proceeding and waives any objection it may have to the laying of the venue of any such legal action or proceeding. Such designation shall be irrevocable until all amounts in respect of the principal of and interest due and to become due on or in respect of all the Securities issued under this Indenture have been paid by the Corporation pursuant to the terms hereof and the Securities. Notwithstanding the foregoing, the Corporation reserves the right to appoint another Person located or with an office in the Borough of Manhattan, The City of New York, selected in its discretion, as a successor Authorized Agent, and upon acceptance of such consent to service of process by such a successor the designation of the prior Authorized Agent shall terminate. The Corporation shall give written notice to the Trustee and all Holders of the designation by them of a successor Authorized Agent. If for any reason the Authorized Agent ceases to be able to act as the Authorized Agent or to have an address in the Borough of Manhattan, The City of New York, the Corporation will designate a successor authorized agent in accordance with the preceding sentence. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue the designation and appointment of said Gildan Activewear USA Inc., or of any successor Authorized Agent of the Corporation, in full force and effect so long as any of the Securities shall be outstanding.

Section 1.19         No Personal Liability of Directors, Officers, Employees and Shareholders. No director, manager, member, officer, employee or incorporator of the Corporation or any Guarantor, or shareholder of the Corporation, or annuitant under a plan of which a shareholder of the Corporation is a trustee or carrier will have any liability for any Indebtedness, obligations or liabilities of the Corporation under any Security or the Indenture or of any Guarantor under its Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are an integral part of the consideration for the issuance of the Securities and the Guarantees.

Section 1.20         Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes, pandemics or epidemics, or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 1.21         U.S.A PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. PATRIOT Act. The Trustee acknowledges that it has received all information required pursuant to this Section 1.21 as of the date hereof.

Section 1.22         No Incorporation by Reference of Trust Indenture Act. Notwithstanding any other provision in this Indenture, no obligation or requirement under the Trust Indenture Act shall be applicable to the Corporation, any Guarantor or any other obligations of the Securities, except as specifically set forth in this Indenture.

Section 1.23         Waiver of Jury Trial. Each of the Corporation and the Trustee hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Securities or the transactions contemplated hereby.

Section 1.24         Compliance with Privacy Laws. The parties acknowledge that U.S. federal and/or state laws that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Notwithstanding any other provision of this Indenture, no party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

Article II

SECURITY FORMS

Section 2.01         Forms Generally. The Securities of each series shall be substantially in such form, not inconsistent with this Indenture, as shall be established by or pursuant to one or more Directors’ Resolutions (as set forth in either a Directors’ Resolution or, to the extent established pursuant to, rather than set forth in, a Directors’ Resolution, an Officers’ Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such letters, numbers or other marks of identification and such legends or endorsements, not inconsistent with this Indenture, as may be required to comply with any law or any rules or regulations pursuant thereto, or with any rules of any securities exchange, or to conform to general usage, all as may be determined by the Officers executing such Securities as evidenced by their execution of such Securities.

The definitive Securities to be attached thereto shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the Officers executing such Securities, as evidenced by their execution of such Securities.

Section 2.02         Form of Trustee’s Certificate of Authentication. Subject to Section 6.13, the Trustee’s certificate of authentication on all Securities shall be in substantially the following form:

“This is one of the Securities of a series referred to in the within-mentioned Indenture.

U.S. Bank Trust Company, National Association, as Trustee

By:
Dated:	Authorized Signatory”

If at any time there shall be an Authenticating Agent appointed with respect to any series of the Securities, the Securities of each such series shall bear, in addition to the form of the Trustee’s certificate of authentication, an alternate certificate of authentication which shall be in substantially the following form:

“This is one of the Securities of a series referred to in the within-mentioned Indenture.

U.S. Bank Trust Company, National Association, as Trustee

By:
Dated:	as Authenticating Agent

Article III

THE SECURITIES

Section 3.01          Amount Unlimited; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series, and, except as otherwise provided herein, each such series shall rank at least pari passu with all other unsecured and unsubordinated debt of the Corporation from time to time outstanding and pari passu with other Securities issued under this Indenture. There shall be established in or pursuant to one or more Directors’ Resolutions (and to the extent established pursuant to, rather than set forth in, a Directors’ Resolution, in an Officers’ Certificate detailing such establishment) or in one or more indentures supplemental hereto, prior to the original issuance of the Securities of any series:

(1)              the designation of the Securities of such series (which shall distinguish the Securities of such series from the Securities of all other series);

(2)              any limit upon the aggregate principal amount of the Securities of such series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of such series pursuant to Section 3.04, 3.05, 3.06, 8.05 or 10.07 and except for any Securities which, pursuant to Section 3.02, are deemed never to have been authenticated and delivered hereunder);

(3)              if other than U.S. Dollars, the coin or currency in which the Securities of such series are denominated (including, but not limited to, any Foreign Currency);

(4)              the extent and manner, if any, to which payment on or in respect of Securities of that series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;

(5)              the date or dates of issue of the Securities of such series and the date or dates on which the principal of the Securities of such series shall be payable and/or the method by which such date or dates shall be determined;

(6)              the rate or rates at which the Securities of such series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date and/or the method by which such rate or rates or date or dates shall be determined;

(7)              any place or places other than the Corporate Trust Office where the principal of (and premium, if any) and interest on the Securities of such series shall be payable;

(8)              the period or periods within which, the price or prices at which and the terms and conditions upon which the Securities of such series may be redeemed, in whole or in part, at the option of the Corporation and/or the method by which such period or periods, price or prices and terms and conditions shall be determined;

(9)              the right or obligation, if any, of the Corporation, to redeem, purchase or repay the Securities of such series pursuant to any voluntary or mandatory redemption and the period or periods within which, the price or prices at which and the terms and conditions upon which the Securities of such series shall be so redeemed, purchased or repaid and/or the method by which such period or periods, price or prices and terms and conditions shall be determined;

(10)            if other than denominations of U.S. $1,000 and any integral multiple thereof, the denominations in which the Securities of such series shall be issuable or the method by which such denominations shall be determined;

(11)            if other than the principal amount thereof, the portion of the principal amount of the Securities of such series which shall be payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined;

(12)            if the principal of (and premium, if any) or interest on the Securities of such series are to be payable, at the election of the Corporation or a Holder thereof, in a coin or currency other than that in which the Securities of such series are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made and/or the method by which such period or periods and terms and conditions shall be determined;

(13)            if the amount of payments of the principal of (and premium, if any) and interest on the Securities of such series may be determined with reference to an index, the manner in which such amounts shall be determined;

(14)            any restrictions applicable to the offer, sale or delivery of the Securities or the payment of interest thereon;

(15)            whether, under what circumstances and the Currency in which the Corporation will pay Additional Amounts as contemplated by Section 9.07 on the Securities of the series to any Holder (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Corporation will have the option to redeem such Securities rather than pay such Additional Amounts (and the terms of any such option);

(16)            if the Securities of the series are to be convertible into or exchangeable for any securities of any Person (including the Corporation), the terms and conditions upon which such Securities will be so convertible or exchangeable;

(17)            whether the Securities of such series will be issuable in the form of Global Securities;

(18)            if the Securities of such series are to be issuable in definitive form (whether upon original issuance or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of such certificates, documents or conditions;

(19)            the Depositary and any trustees, authenticating or paying agents, transfer agents, registrars or other agents with respect to the Securities of such series;

(20)            any additional events of default or covenants with respect to the Securities of such series or any Events of Default or covenants herein specified which shall not be applicable to the Securities of such series;

(21)            the Person to whom any interest on a Security of any series shall be payable, if other than the Person in whose name that Security is registered at the close of business on the Regular Record Date for such interest; and

(22)            any other terms of such series.

All Securities of any one series shall be substantially identical, except as to denomination and except as may otherwise be provided by or pursuant to the Directors’ Resolution or Officers’ Certificate referred to above or as may otherwise be set forth in any indenture supplemental hereto referred to above. All Securities of any series need not be issued at the same time and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series, if so provided by or pursuant to such Directors’ Resolution, Officers’ Certificate or supplemental indenture.

Section 3.02         Execution, Authentication and Delivery. The Securities shall be executed on behalf of the Corporation by any two of the following Officers: President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, Chief Legal & Administrative Officer, the Vice President, Treasury, the Vice President, Global Tax, the Vice President Corporate Development, or and any individuals having similar functions. The signature of any Officer on the Securities may be manual or facsimile. Typographical and other minor errors or defects in any such reproduction of such seal or any such signature shall not affect the validity or enforceability of any Security which has been duly, manually authenticated and delivered by the Trustee. A facsimile signature upon a Security by the Corporation shall for all purposes of this Indenture be deemed to be the Signature of the person whose signature it purports to be.

In case any such Officer who shall have so executed any of the Securities shall cease to hold such office before the Security shall be authenticated and delivered by the Trustee or disposed of by the Corporation such Security nevertheless may be authenticated and delivered or disposed of and shall bind the Corporation as though the Person who signed such Security had not ceased to be such Officer; and any Security may be so executed on behalf of the Corporation by such Persons as, at the actual date of execution of such Security, shall be the proper officers of the Corporation although at the date of the execution and delivery of this Indenture any such Person was not such an officer.

At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Securities of any series, executed by the Corporation to the Trustee for authentication, together with a Corporation Order for the authentication and delivery of such Securities and the other applicable documents referred to below in this Section, including an Officers’ Certificate and Opinion of Counsel, and thereupon the Trustee shall authenticate and deliver such Securities pursuant to such Corporation Order or pursuant to procedures acceptable to the Trustee specified from time to time by a Corporation Order. In authenticating the Securities of any series and accepting the additional responsibilities under this Indenture in respect of the Securities of such series, the Trustee shall be provided with (but, in the case of subparagraphs (b), (c) and (d) below, only at or before the time of the first request of the Corporation to the Trustee to authenticate Securities of such series) and, subject to Section 6.01, shall be fully protected in conclusively relying upon, unless and until such documents shall have been superseded or revoked:

(a)           a Corporation Order requesting such authentication and setting forth delivery instructions if the Securities of such series are not to be delivered to the Corporation; provided that, with respect to the Securities of any series which are subject to a Periodic Offering: (i) the Trustee shall authenticate and deliver the Securities of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount established for such series, pursuant to a Corporation Order or pursuant to procedures acceptable to the Trustee specified from time to time by a Corporation Order, (ii) if so provided in or pursuant to the Directors’ Resolution or supplemental indenture establishing the Securities of such series, the maturity date, the original issue date, the interest rate and any other terms of any or all of the Securities of such series may be determined by a Corporation Order or pursuant to such procedures and (iii) if so provided in such procedures, such Corporation Order may authorize authentication and delivery pursuant to electronic instructions from the Corporation or its duly authorized agent, which instructions shall be promptly confirmed in writing;

(b)           any Directors’ Resolution, Officers’ Certificate and/or executed supplemental indenture referred to in Section 2.01 or 3.01 by or pursuant to which the form or forms and the terms of the Securities of such series were established;

(c)           an Officers’ Certificate either setting forth the form or forms and the terms of the Securities of such series or stating that such form or forms and terms have been established pursuant to Section 2.01 or 3.01 and comply with this Indenture, and covering such other matters as the Trustee may reasonably request, including, without limitation, evidence of compliance pursuant to Section 1.02 and that no Events of Default with respect to any of the Securities shall have occurred and be continuing; and

(d)           an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee.

The Trustee shall have the right to decline to authenticate and deliver any Securities of any series under this Section if the Trustee, being advised by counsel, shall determine that such action may not lawfully be taken or if the Trustee shall in good faith, by any one of its Responsible Officers, determine that such action would expose the Trustee to personal liability to the Holders of the Securities then Outstanding or would affect the Trustee’s rights, duties, indemnities or immunities under the Securities of such series or this Indenture in a manner which is not reasonably acceptable to the Trustee.

If the Corporation shall establish pursuant to Section 3.01 that the Securities of any series are to be issued in the form of one or more Global Securities, then the Corporation shall execute and the Trustee shall, in accordance with this Section and the Corporation Order with respect to the Securities of any series, authenticate and deliver one or more Global Securities that (i) shall be in an aggregate principal amount equal to the aggregate principal amount specified in such Corporation Order, (ii) shall be registered in the name of the Depositary therefor or its nominee, (iii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instructions and (iv) shall bear a legend substantially to the following effect:

“Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this Security may not be transferred except as a whole by the Depositary to the nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.”

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there shall appear on such Security a certificate of authentication substantially in the form and manually executed as hereinabove provided, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security to the Trustee for cancellation as provided in Section 3.09, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 3.03         Denomination and Date of Securities. The Securities of each series shall be issuable in denominations established as provided in Section 3.01 or, with respect to the Securities of any series if not so established, in denominations of $1,000 and any integral multiple thereof. The Securities of each series shall be numbered, lettered or otherwise distinguished in such manner or in accordance with such plan as the Officers executing the same may determine with the approval of the Trustee, as evidenced by the execution and authentication thereof.

Each Security shall be dated the date of its authentication. The Securities of each series shall bear interest, if any, from the date, and such interest shall be payable on the dates, established in or pursuant to Section 3.01.

Section 3.04         Temporary Securities. Pending the preparation of definitive Securities of any series, the Corporation may execute, and upon Corporation Order the Trustee shall authenticate and deliver, temporary Securities for such series which are printed, lithographed, typewritten or otherwise produced. Temporary Securities of any series shall be issuable in any authorized denomination and substantially in the forms of the definitive Securities of such series, but with such omissions, insertions and variations as may be appropriate for temporary Securities, all as may be determined by the Corporation with the concurrence of the Trustee, as evidenced by the execution and authentication thereof. Temporary Securities may contain such references to any provisions of this Indenture as may be appropriate. Every temporary Security of any series shall be executed by the Corporation and authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Securities of such series. Without unreasonable delay, the Corporation shall execute and deliver to the Trustee for authentication definitive Securities of such series; and thereupon temporary Securities of such series may be surrendered in exchange for definitive Securities of such series without charge at each office or agency to be maintained for such purpose. Upon receipt of a Corporation Order, the Trustee shall authenticate and deliver in exchange for temporary Securities of such series so surrendered an equal aggregate principal amount of definitive Securities of such series in authorized denominations. Until so exchanged, the temporary Securities of any series shall be entitled to the same benefits under this Indenture as definitive Securities of such series, unless otherwise established pursuant to Section 3.01.

Section 3.05         Registration, Transfer and Exchange. The Corporation shall keep, or cause to be kept, at the Corporate Trust Office of the Trustee, a register (the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration of Securities and of transfers of Securities. The Security Register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time. At all reasonable times, any Security Register not maintained by the Trustee shall be open for inspection by the Trustee or delivered to the Trustee upon its request. The Trustee is hereby appointed (a) the initial “Security Registrar” for the purpose of registration of Securities and of transfers of Securities as herein provided and (b) the Securities Custodian with respect to the Global Securities. The Security Register shall be kept at the Corporate Trust Office. The holder of any Security shall be entitled to inspect the Security Register at any time during normal business hours of the Trustee at the Corporate Trust Office and to make extracts therefrom.

The Securities shall be issued in registered form and shall be transferable only upon the surrender of a Security for registration of transfer. When a Security is presented to the Security Registrar with a request to register a transfer, the Security Registrar shall register the transfer as requested if its requirements therefor are met. To permit registration of transfers, the Corporation shall execute and upon receipt of a Corporation Order, the Trustee shall authenticate Securities at the Security Registrar’s request.

Whenever Securities of any series are so surrendered for exchange, the Corporation shall execute, and upon receipt of a Corporation Order, the Trustee shall authenticate and deliver, the Securities, in accordance with the Depositary’s customary procedures and the provisions hereof, which the Holder making the exchange is entitled to receive. All Securities surrendered upon any exchange or transfer provided for in this Indenture shall be promptly cancelled and the Trustee, upon written request of the Corporation, shall deliver a certificate of disposition thereof to the Corporation.

All Securities of any series presented for registration of transfer, exchange, redemption or payment shall (if so required by the Corporation or the Trustee) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder or other appropriate person.

The Corporation and/or the Trustee may require payment by the Holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of Securities; but unless otherwise provided in the Securities to be exchanged or transferred, no service charge shall be made for any such transaction.

Neither the Corporation, the Trustee nor the Security Registrar shall be required to (i) issue, exchange or register the transfer of Securities of any series during a period beginning at the opening of 15 Business Days next preceding the first mailing or publication of notice of redemption of the Securities of such series to be redeemed, (ii) exchange or register the transfer of any Securities selected for redemption, in whole or in part, except the unredeemed portion of any Security to be redeemed in part or (iii) exchange or register the transfer of any Security if the Holder thereof has exercised any right to require the Corporation to purchase such Security, in whole or in part, except any portion thereof not required to be so purchased.

Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for Securities in definitive form, a Global Security representing all or a portion of the Securities of any series may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such Global Security or a nominee of such successor Depositary.

If at any time the Depositary shall notify the Corporation that it is unwilling or unable to continue as Depositary or if at any time any such Depositary shall no longer be eligible to continue as Depositary, the Corporation shall appoint a successor Depositary. If a successor Depositary shall not be appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such ineligibility, the Corporation shall execute, and the Trustee, upon receipt of a Corporation Order, shall authenticate and deliver, in exchange for such Global Securities, Securities of such series in definitive form in authorized denominations for an aggregate principal amount equal to the aggregate principal amount of the Global Securities held by such Depositary.

If an Event of Default described in clause (1) or (2) of Section 5.01 shall occur and be continuing with respect to any series of the Securities, the Corporation shall execute and deliver to the Trustee, together with a Corporation Order, and the Trustee shall, upon receipt thereof, authenticate and deliver, in exchange for Global Securities evidencing the Securities of such series, Securities of such series in definitive form in authorized denominations for an aggregate principal amount equal to the aggregate principal amount of such Global Securities.

The Corporation may at any time, in its sole discretion, determine that the Securities of a particular series shall no longer be represented by Global Securities. In such event, the Corporation shall execute, and the Trustee upon receipt of a Corporation Order, and any other applicable documents required to be delivered in accordance with the provisions of this Indenture, shall authenticate and deliver, in exchange for such Global Securities, Securities of such series in definitive form in authorized denominations for an aggregate principal amount equal to the aggregate principal amount of such Global Securities.

If so established by the Corporation pursuant to Section 3.01 with respect to the Securities of a particular series represented by a Global Security, the Depositary may surrender such Global Security in exchange, in whole or in part, for Securities of such series in definitive form upon such terms as are acceptable to the Corporation and the Depositary. Thereupon, the Corporation shall execute, and the Trustee upon receipt of a Corporation Order, shall authenticate and deliver:

(a)           to each Person specified by the Depositary, one or more new Securities of such series in authorized denominations requested by such Person for an aggregate principal amount equal to, and in exchange for, such Person’s beneficial interest in such Global Security; and

(b)           to the Depositary, a new Global Security in a denomination equal to the difference between the principal amount of the surrendered Global Security and the aggregate principal amount of the Securities authenticated and delivered pursuant to clause (a) above.

Upon the surrender for exchange of any Global Security for Securities in definitive form, such Global Security shall be promptly cancelled and disposed of by the Trustee, and the Trustee, upon written request of the Corporation, shall deliver a certificate of disposition to the Corporation. Securities in definitive form issued in exchange for a Global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee or an agent of the Corporation or the Trustee. The Trustee or such agent shall deliver such Securities to or as directed by the Persons in whose names such Securities are so registered.

All Securities issued upon any registration of transfer or exchange of Securities shall be valid obligations of the Corporation, evidencing the same indebtedness, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

The Trustee, the Paying Agent and the Security Registrar shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or any other Person with respect to the accuracy of the records of the Depositary or its nominees or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustee, the Paying Agent and the Security Registrar may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

The Trustee, the Paying Agent and the Security Registrar shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. Neither the Trustee, the Paying Agent, the Security Registrar nor any other agent shall have any responsibility or liability for any actions taken or not taken by the Depositary.

Section 3.06         Mutilated, Defaced, Destroyed, Lost or Stolen Securities. In case any temporary or definitive Security shall become mutilated or defaced or be destroyed, lost or stolen, the Corporation shall execute, and the Trustee, upon receipt of a Corporation Order, shall authenticate and deliver, a new Security of the same series of like tenor and terms, bearing a number or other distinguishing symbol not contemporaneously outstanding, in lieu of and substitution for the mutilated, defaced, destroyed, lost or stolen Security. In each case, the applicant for a substitute Security shall furnish to the Corporation and to the Trustee and any agent of the Corporation or the Trustee such security and/or indemnity as may be required by them to save each of them harmless and, in each case of destruction, loss or theft, evidence to their satisfaction of the destruction, loss or theft of such Security and of the ownership thereof and, in each case of mutilation or defacement, shall surrender the Security to the Trustee or such agent.

Upon the issuance of any substitute Security under this Section, the Corporation and/or the Trustee may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee or its agent) connected therewith. In case any Security which has matured or is about to mature or has been called for redemption in full shall become mutilated or defaced or be destroyed, lost or stolen, the Corporation may, instead of issuing a substitute Security, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated or defaced Security), if the applicant for such payment shall furnish to the Corporation and to the Trustee and any agent of the Corporation or the Trustee such security and/or indemnity as may be required by them to save each of them harmless, and, in each case of destruction, loss or theft, evidence to their satisfaction of the destruction, loss or theft of such Security and of the ownership thereof.

Every substitute Security of any series issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an additional contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of such series duly authenticated and delivered hereunder. All Securities shall be held and owned upon the express condition that, to the extent permitted by law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, defaced, destroyed, lost or stolen Securities and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

Section 3.07         Payment; Interest Rights Preserved. (a) Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more predecessor securities) is registered at the close of business on the Regular Record Date for such interest payment.

(b)           Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (“Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Corporation, at its election in each case, as provided in paragraph (i) or (ii) below:

(i)              The Corporation may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities or whose entitlements to interest are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Corporation shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each such Security and the date of the proposed payment, and at the same time the Corporation shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this paragraph provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Corporation of such Special Record Date and, in the name and at the expense of the Corporation, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, or delivered electronically, to each Holder of the Securities or each Person so entitled to interest at his or her address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so delivered, such Defaulted Interest shall be Paid to the Persons in whose names the Securities or whose entitlements to interest are registered at the close of business on such Special Record Date.

(ii)              The Corporation may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of a securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, after notice given by the Corporation to the Trustee of the proposed payment pursuant to this paragraph.

Section 3.08         Persons Deemed Owners. The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name each Security is registered in the Security Register as the owner of such Security for the purpose of receiving payment of or on account of the principal of (and premium, if any) and (subject to Section 3.07) interest, if any, on such Security and for all other purposes whatsoever (other than the payment of Additional Amounts), whether or not such payment in respect of such Security shall be overdue, and none of the Corporation, the Trustee and any agent of the Corporation or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person or Holder, or upon the order of any such Person or Holder, shall be valid and, to the extent of the amounts so paid, effectual to satisfy and discharge the indebtedness on any such Security.

Section 3.09         Cancellation. All Securities surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange, if surrendered to the Corporation or any agent of the Corporation or any agent of the Trustee, shall be delivered to the Trustee for cancellation or if surrendered to the Trustee, shall be cancelled by it; and no Securities shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of cancelled Securities, if any, in accordance with its customary procedures. If the Corporation or its agent shall acquire any of the Securities, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are delivered to the Trustee for cancellation. The Corporation may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and, upon written request of the Corporation, certification of their disposal delivered to the Corporation unless by Corporation Order the Corporation shall direct that cancelled Securities be returned to it.

Section 3.10         Computation of Interest. Except as otherwise established pursuant to Section 3.01 for the Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months. Solely for the purposes of disclosure required under the Interest Act (Canada), and without affecting the amount of interest payable to any holder of a Security or the calculation of interest on any Security, whenever interest to be paid on the Securities is calculated on the basis of a 360-day year or on the basis of any other period which contains fewer days than the actual number of days in the calendar year of calculation (a “deemed year”), (i) such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation in connection with the Securities, and (iii) the rates of interest stipulated herein and in the Securities are intended to be nominal rates and not effective rates or yields. Neither the Trustee nor the Paying Agent shall have any obligation to calculate or verify the calculation of the interest rate. The Corporation’s actions in determining the interest rate shall be conclusive and binding for all purposes, absent manifest error.

Article IV

SATISFACTION AND DISCHARGE

Section 4.01         Satisfaction and Discharge of Indenture. This Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for) and the Trustee, upon Corporation Request and at the expense of the Corporation, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(1)             either

  i.            all Securities theretofore authenticated and delivered (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.06 and (B) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust, as provided in Section 9.04) have been delivered to the Trustee for cancellation; or

  ii.           all such Securities not theretofore delivered to the Trustee for cancellation (other than Securities which have been destroyed, lost or stolen and which have been replaced or repaid as provided in Section 3.06),

(A)              have become due and payable, or

(B)              will become due and payable at their Stated Maturity within one year, or

(C)              are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Corporation, and the Corporation, in the case of clause (A), (B) or (C) of this clause (1)(ii), has, in accordance with the conditions set forth in Section 12.04(1), made or caused to be made deposits in trust money sufficient, or U.S. Government Obligations the principal of and interest on which shall be sufficient, or a combination thereof, in such amounts which shall be sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, that upon any redemption that requires the payment of premium, the amount deposited shall be sufficient to the extent that an amount is deposited with the Trustee equal to such premium calculated as of the date of the deposit, with any deficit as of the Redemption Date only required to be deposited with the Trustee on or prior to the Redemption Date;

(2)           the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation; and

(3)           the Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Corporation to the Trustee under Sections 6.03(vii) and 6.03(viii), the obligations of the Corporation to any Authenticating Agent under Section 6.13 and, if deposits shall have been made pursuant to clause (l)(ii) of the first paragraph of this Section, the obligations of the Trustee under Sections 4.02 and 12.05 and the last paragraph of Section 9.04 shall survive such satisfaction and discharge.

Section 4.02         Application of Trust Money. Subject to the provisions of the last paragraph of Section 9.04, all money deposited with the Trustee shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee.

Article V

REMEDIES

Section 5.01         Event of Default. “Event of Default,” wherever used herein with respect to the Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)           default by the Corporation in the payment of any interest upon any of the Securities of such series when and as the same shall become due and payable, and continuance of such default for a period of 30 days;

(2)           default by the Corporation in the payment of all or any part of the principal of or premium, if any, on any of the Securities of such series when the same becomes due under any provision hereof or of such Securities;

(3)           any Guarantee of a Guarantor that is a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and this Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under the Guarantee of such Guarantor (other than by reason of release of such Guarantor from its Guarantee in accordance with the terms of this Indenture and such Guarantee) and such failure remains in continuance for 30 consecutive days after notice of the failure has been given to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% of the aggregate principal amount of the Securities of all series then Outstanding;

(4)           default by the Corporation or the Guarantors in the observance or performance of any other covenant or condition contained in the Securities of such series or in this Indenture to be observed or performed on the part of the Corporation or the Guarantors (other than a default in the performance or breach of a covenant or agreement which is specifically dealt with in clauses (1), (2) or (3)) and continuance of such default for a period of 60 consecutive days after notice in writing has been given by the Trustee to the Corporation, or if given by Holders, to the Corporation and the Trustee, specifying such default and requiring the Corporation to put an end to the same, which notice the Trustee may give on its own initiative and shall give when requested to do so by the Holders of not less than 25% in aggregate principal amount of the Securities of all series then Outstanding (or, if such failure is only in respect of one or more series of the Securities then Outstanding, the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding);

(5)           default by the Corporation or any Guarantor that is a Significant Subsidiary under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness for borrowed money by the Corporation or such Guarantor, whether such Indebtedness now exists or is incurred after the Issue Date, which default: (i) is caused by a failure to pay at its Stated Maturity principal on such Indebtedness within the applicable express grace period and any extensions thereof, or (ii) results in the acceleration of such Indebtedness prior to its Stated Maturity (provided, that no Default or Event of Default will be deemed to occur with respect to any such accelerated Indebtedness that is paid or otherwise acquired or retired, or which acceleration is rescinded, annulled or otherwise cured, in each case, within 30 days of receipt by the Corporation or such Guarantor of notice of any such acceleration), and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness with respect to which an event described in clause (i) or (ii) has occurred and is continuing, aggregates in excess of the Threshold Amount;

(6)           one or more final non-appealable judgments of any court of competent jurisdiction (to the extent not covered by insurance) for the payment of money in an aggregate amount in excess of the Threshold Amount shall be rendered against the Corporation or any Guarantor that is a Significant Subsidiary, and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed; or

(7)           (i) If the Corporation or any Guarantor that is a Significant Subsidiary shall (A) commence any proceedings (including a notice of intention or a proposal under the Bankruptcy and Insolvency Act (Canada) and an application for the issuance of an initial order under the Companies’ Creditors Arrangement Act (Canada) or any successor or equivalent legislation) or a voluntary case under the federal bankruptcy laws of the United States of America (as now or hereafter in effect), (B) file a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, (C) consent to or fail to contest in a timely and appropriate manner any petition filed against it in any proceeding or involuntary case under such bankruptcy laws or other laws, (D) apply for, or consent to, or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or the like of itself or of a substantial part of its assets, domestic or foreign, (E) admit in writing its inability to pay, or generally not be paying, its debts (other than those that are the subject of bona fide disputes) as they become due, (F) make a general assignment for the benefit of creditors, or (G) take any corporate, company or partnership or other action for the purpose of effecting any of the foregoing; or (ii) if (A) any proceedings or case shall be commenced against the Corporation or any Guarantor that is a Significant Subsidiary or all or a substantial part of the assets of the Corporation or any Guarantor that is a Significant Subsidiary seeking (y) relief under the laws referred to above in clause (i) of this Section 5.01(7) (as now or hereafter in effect) or under any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, or (z) the appointment of a trustee, receiver, custodian, liquidator or the like of the Corporation or any Guarantor that is a Significant Subsidiary or all or a substantial part of the assets of the Corporation or any Guarantor that is a Significant Subsidiary, and such proceedings or case shall continue undismissed and unstayed for a period of sixty days, or (B) an order granting the relief requested in such proceedings or case against the Corporation or any Guarantor that is a Significant Subsidiary shall be made, granted or entered; provided that no Event of Default shall be deemed to have occurred under this Section 5.01(7) if (i) the book value of the assets of the Significant Subsidiary in respect of which any of the foregoing circumstances has occurred or occur does not exceed, in the aggregate, $150,000,000 or the equivalent amount thereof in other currencies and (ii) the occurrence of any such circumstances would not materially adversely affect(s) or reasonably be expected to materially adversely affect the ability of the Corporation and its Subsidiaries, taken as a whole, to perform their obligations under this Indenture and the Notes in accordance with the respective terms hereof and thereof or the validity or enforceability of any of the Indenture or the Notes; and

(8)           any other Event of Default provided in or pursuant to the supplemental indenture, Directors’ Resolution or Officers’ Certificate establishing the terms of such series of Securities as provided in Section 3.01 or in the form or forms of Security for such series.

Section 5.02         Acceleration of Maturity. If an Event of Default described in clause (1) or (2) of Section 5.01 shall have occurred and be continuing with respect to the Securities of any series, then, and in each and every such case, unless the principal of all of the Securities of such series shall have already become due and payable, the Trustee shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of such series then Outstanding, by notice in writing to the Corporation, declare the entire principal of (and premium, if any, on) all the Securities of such series then Outstanding and the interest accrued thereon and all other money owing under the provisions of this Indenture in respect of such Securities to be due and payable to the Trustee on demand and upon any such demand the same shall forthwith become immediately due and payable to the Trustee. If an Event of Default described in clause (3), (4), (5) or (6) of Section 5.01 shall have occurred and be continuing with respect to the Securities of one or more series, then, and in each and every such case, unless the principal of all of the Securities of such affected series shall have already become due and payable, the Trustee shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then Outstanding (voting as one class), by notice in writing to the Corporation, declare the entire principal of (and premium, if any, on) all the Securities of all such affected series then Outstanding and the interest accrued thereon and all other money owing under the provisions of the Indenture in respect of such Securities to be due and payable to the Trustee on demand, and upon any such demand the same shall forthwith become immediately due and payable. If an Event of Default described in clause (7) of Section 5.01 shall have occurred and be continuing, then, and in each and every such case, unless the principal of all Securities shall have already become due and payable, the Trustee shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of all the Securities then Outstanding (voting as one class), by notice in writing to the Corporation, declare the entire principal of (and premium, if any, on) all the Securities then Outstanding and the interest accrued thereon and all other money owing under the provisions of the Indenture in respect of such Securities to be due and payable to the Trustee on demand, and upon any such demand the same shall forthwith become immediately due and payable.

The Corporation shall, upon demand of the Trustee, forthwith pay to the Trustee, for the benefit of the Holders of the Securities of such series, the whole amount then due and payable on such Securities, for the principal of (and premium, if any) and interest accrued to the date of such payment on all such Securities of such series and all other money owing under the provisions of the Indenture in respect of such Securities, together with interest from the date of such demand to the date of such payment upon overdue principal and premium and, to the extent that payment of such interest shall be enforceable under applicable law, on overdue installments of interest and on such other money at the same rate as the rate of interest specified in the Securities of such series; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of its gross negligence or willful misconduct.

Until such demand shall be made by the Trustee, the Corporation shall pay the principal of (and premium, if any) and interest on the Securities of such series to the Holders in accordance with the terms hereof and thereof, whether or not payment of any amount in respect of such Securities of such series shall be overdue.

If an Event of Default shall have occurred and be continuing the Trustee shall, within 30 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders of the Securities of all series then Outstanding affected thereby in the manner provided in Section 1.07; provided that, notwithstanding the foregoing, except in the case of Events of Default described in clauses (1) and (2) of Section 5.01, the Trustee shall not be required to give such notice if the Trustee in good faith shall have decided that the withholding of such notice is in the best interests of the Holders of the Securities of all series then Outstanding affected thereby and shall have so advised the Corporation in writing. Where a notice of the occurrence of an Event of Default has been given to the Holders of such Securities pursuant to the preceding sentence and the Event of Default is thereafter cured, the Trustee shall give notice that the Event of Default is no longer continuing to the Holders of such Securities within 30 days after it becomes aware that the Event of Default has been cured.

Section 5.03         Waiver of Acceleration Upon Default. In the event of the acceleration of maturity with respect to Securities of any series as provided in Section 5.02 hereof, and prior to such time as a judgment or decree for payment of the money due has been obtained by the Trustee as herein below in this Article provided, the Holders of not less than a majority in aggregate principal amount of the Securities of such affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (1) and (2) of Section 5.01, in which case each series of Securities as to which such an Event of Default shall have occurred shall vote as a separate class) shall have the power exercisable by the Act of such Holders to direct the Trustee to cancel the declaration made by the Trustee and the Trustee shall thereupon cancel the declaration if, subject to Section 5.07 hereunder:

(1)           the Corporation has paid or deposited with the Trustee a sum sufficient to pay

i.            all overdue interest on all Securities of that series, if any,

ii.           the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon, if any, at the rate or rates prescribed therefor in such Securities,

iii.          to the extent that payment of such interest is lawful, interest upon overdue interest, if any, at the rate or rates specified therefor in such Securities,

iv.          all sums paid or advanced by the Trustee (in each of its capacities) hereunder and the compensation and reasonable expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of its gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final non-appealable decision), if any, and

v.           any other amounts payable under this Indenture at such time otherwise than by reason of such declaration of acceleration;

and

(2)           all Events of Default with respect to Securities of that series, other than the non-payment of the principal of, premium, if any, and interest on the Securities of that series which has become due solely by such declaration of acceleration, have been cured or waived;

provided that no such waiver or cancellation shall extend to or shall affect any subsequent default or breach or shall impair any right consequent thereon.

Section 5.04         Enforcement of Payment of Trustee. Subject to the provisions of Sections 5.01 and 5.03, in case the Corporation shall fail to pay to the Trustee or the Holders of the Securities of any series then Outstanding the principal of (or, premium, if any) or interest accrued on all the Securities of such series and other money owing hereunder, the Trustee shall upon the request in writing of the Holders of not less than 25% in principal amount of the Securities of such series and upon being indemnified and/or provided with security to its satisfaction against all costs, expenses and liabilities to be incurred, in its own name and as trustee of an express trust, institute judicial proceedings for the collection of the amounts so due and unpaid, prosecute such proceedings to judgment or final decree and enforce the same against the Corporation or any other obligor upon such Securities of such series and collect the money adjudged or decreed to be payable in the manner provided by law out of the property of the Corporation or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to the Securities of any series shall occur and be continuing, the Trustee may proceed to protect and enforce its rights and the rights of the Holders of the Securities of such series by such appropriate judicial proceedings as the Trustee shall deem necessary to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 5.05         Trustee May File Proofs of Claim. Subject to the provisions of Article VII, in case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other similar judicial proceeding relative to the Corporation or the assets of the Corporation, the Trustee (irrespective of whether the principal of the Securities of any series shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation for the payment of overdue principal, premium or interest) shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the respective Holders of the Securities of any series, or in any one or more of such capacities, by intervention in such proceeding or otherwise:

(i)               to file and prove a claim, debt, petition or other document for the whole amount of the principal (and premium, if any) and interest owing and unpaid in respect of the Securities of each series, and to execute and file such other papers or documents and do and perform all such things as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation and reasonable expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of its gross negligence or willful misconduct, as determined by a court of competent jurisdiction in a final non-appealable decision) and of the Holders allowed in such judicial proceeding, and

(ii)              to collect and receive any money or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation and the reasonable expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of the Trustee’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final non-appealable decision), and any other amounts due the Trustee under Section 6.03(vii).

The Trustee is hereby irrevocably appointed (and the successive respective Holders of the Securities of each series by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders of such Securities with authority to do and perform any and all such acts contemplated by clauses (i) and (ii) of this Section for and on behalf of such Holders as may be necessary or advisable in the opinion of the Trustee. Subject to the provisions of Article VII, nothing herein contained shall be deemed to authorize the Trustee, unless so authorized by Act of the Holders, to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities of any series or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 5.06         Trustee May Enforce Claims Without Possession of Securities. All rights of action and claims under this Indenture, or under the Securities of any series, may be prosecuted and enforced by the Trustee without the possession of any of the Securities of such series or the production thereof in any suit or proceeding relating thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, except as a result of the Trustee’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final non-appealable decision), be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered subject to the provisions of this Indenture.

In any suit or proceeding brought by the Trustee (and also in any suit or proceeding involving the interpretation or construction of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the Holders of the Securities appertaining thereto in respect to which action was taken, and it shall not be necessary to make any Holders of such Securities parties to any such proceedings.

Section 5.07         Application of Money Collected. Any money collected or received by the Trustee pursuant to this Article in respect of the Securities of any series shall be applied in the following order, at the date or dates fixed by the Trustee and, in the case of any distribution of such money on account of the principal of (or premium, if any) or interest on the Securities of such series, upon presentation of the several Securities appertaining thereto in respect of which money has been collected and the notation thereon of such distribution if such principal, premium and interest be only partially paid or upon surrender thereof if fully paid:

(1)           firstly, to pay or reimburse to the Trustee (acting in any capacity hereunder) for all amounts due and payable to the Trustee hereunder, including, without limitation, under Sections 6.03(vii) and 6.03(viii) hereof (including, without limitation, the reasonable fees and expenses of its counsel);

(2)           secondly, to pay or reimburse the Holders of the Securities of such series the costs, charges, expenses, advances and compensation to the Trustee in or about the execution of its trust, or otherwise in relation hereto, with interest thereon as herein provided;

(3)           thirdly, in or towards payment of interest on any overdue interest on such Securities of such series and thereafter in or towards payment of the accrued and unpaid interest on such Securities of such series and interest on any other money owing under the provisions of this Indenture and thereafter in or towards payment of the principal (and premium, if any) of such Securities of such series (or if the Holders of a majority in aggregate principal amount of the Securities of such affected series then Outstanding (voting as one class) shall have directed payments to be made in accordance with any other order of priority, or without priority as between principal (and premium, if any) and interest, then such money shall be applied in accordance with such direction); and

(4)           fourthly, the surplus, if any, of such money shall be paid to the Corporation (or such other Person as a court of competent jurisdiction may direct).

Section 5.08         Limitation on Suits. No Holder of any Security of any series shall have any right to institute any action, suit or proceeding, judicial or otherwise, with respect to this Indenture, for payment of any principal, premium, if any, or interest owing on any Security, or for the execution of any trust or power hereunder or for the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official, or to have the Corporation wound up, or for any other remedy hereunder, unless:

(1)           such Holder shall have previously given written notice to the Trustee of the occurrence of a continuing Event of Default hereunder with respect to the Securities of such series;

(2)           the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series (or, in the case of an Event of Default described in clause (7) of Section 5.01, the Holders of not less than 25% in principal amount of all such affected series then Outstanding (voting as one class)) shall have made written request to the Trustee to institute such proceeding in its own name as Trustee hereunder;

(3)           such Holder or Holders shall have offered to the Trustee, when so requested by the Trustee, indemnity and/or security satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby in compliance with such request;

(4)           the Trustee for 60 days after its receipt of such notice, request and offer of indemnity and/or security shall have failed to institute such action, suit or proceeding; and

(5)           no direction inconsistent with such written request shall have been given to the Trustee during such 60 day period by the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of that series or, if applicable, by the Holders of a majority or more of all such affected series then Outstanding (voting as one class);

it being understood and intended that no one or more of Holders of Securities of any series shall have any right in any manner whatsoever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder of the Securities, or to obtain or to seek to obtain preference or priority over any other such Holder or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Securities of the affected series.

Section 5.09         Unconditional Right of Holders to Receive Principal, Premium and Interest. Notwithstanding any other provision in this Indenture or any provision of any Security of any series, the Holder of a Security of any series shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and (subject to Section 3.07) interest on such Security on the Stated Maturity or Stated Maturities expressed in such Security or, in the case of redemption, on the Redemption Date and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 5.10         Restoration of Rights and Remedies. In case the Trustee or any Holder shall have proceeded to enforce any right or remedy under this Indenture and such proceeding shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee or to such Holder, then, and in every such case, the Corporation, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder; and all rights, remedies and powers of the Corporation, the Trustee and the Holders shall continue as though no such proceeding had been taken.

Section 5.11         Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, defaced, destroyed, lost or stolen Securities in the last sentence of Section 3.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.12         Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case maybe, except as otherwise expressly provided in this Indenture.

Section 5.13         Control by Holders. The Holders of not less than a majority in aggregate principal amount of the Securities of all affected series at the time Outstanding (determined as provided in Section 5.02 and voting as one class) shall have the right exercisable by Act of such Holders to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Securities of such affected series; provided that:

(1)           such direction shall not be in conflict with any rule of law or with this Indenture;

(2)           the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(3)           the Trustee shall have the right to decide to follow such direction if the Trustee in good faith shall, by a Responsible Officer, determine that such direction be prejudicial to the Holders not joining in such direction (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such direction is unduly prejudicial to other Holders) or would involve the Trustee in personal liability.

Section 5.14         Waiver of Past Defaults. The Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (determined as provided in Section 5.02 and voting as one class) shall have the right exercisable by Act of such Holders to waive any past default or breach or Event of Default and its consequences, except a default

(1)           in the payment of the principal of or any premium or interest on any Security of any such series, or

(2)           in respect of a covenant or provision hereof which under Article VIII cannot be modified or amended without the consent of all Holders of all Outstanding Securities of any such series affected.

Upon any such waiver, such default or breach shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other default or breach or Event of Default or impair any right consequent thereon. In the case of any such waiver, the Corporation, the Guarantors or any other obligor under the Securities, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Securities, respectively.

If a Default for a failure to report or failure to deliver a required certificate in connection with another Default (the “Initial Default”) occurs, then, at the time such Initial Default is cured, such Default for a failure to report or failure to deliver a required certificate in connection with another Default that resulted solely because of that Initial Default will also be cured without any further action. Any time period in this Indenture to cure any actual or alleged Default or Event of Default may be extended or stayed by a court of competent jurisdiction.

Section 5.15         Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Security by acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and documented out-of-pocket expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant. This Indenture shall not be deemed to authorize any court to require such an undertaking or make such assessment in any suit instituted by the Trustee.

Section 5.16         Waiver of Usury, Stay or Extension Laws. The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Article VI

THE TRUSTEE

Section 6.01         Certain Duties and Responsibilities, (a) Except during the continuance of an Event of Default,

(i)            The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

(ii)           In the absence of bad faith on its part, the Trustee, in the exercise of its rights and duties hereunder, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to and comply with the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein).

(b)           If an Event of Default with respect to any series of Securities has occurred and is continuing, the Trustee shall exercise with respect to the Securities of such series such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs.

(c)           No provision of this Indenture shall be construed to relieve the Trustee from the duties imposed on it in Sections 6.01(a) and 6.01(b) or from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i)            this Subsection shall not be construed to limit the effect of Section 6.01;

(ii)           the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was grossly negligent in ascertaining the pertinent facts;

(iii)          the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with an appropriate written direction of the Holders pursuant to Section 5.13 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; and

(iv)          no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have grounds for believing that repayment of such funds or adequate indemnity and/or security against such risk or liability is not reasonably assured to it.

(d)           Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 6.02         Certain Rights of Trustee. Subject to the provisions of Section 6.01:

(a)           the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, Officers’ Certificate or other certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)           any order, request or direction of the Corporation mentioned herein shall be sufficiently evidenced by a Corporation Request or Corporation Order and any resolution of the Directors shall be sufficiently evidenced by a Directors’ Resolution;

(c)           whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers’ Certificate, including (i) as to any statements of fact, as evidence of the truth of such statements, and (ii) to the effect that any particular dealing or transaction or step or thing is, in the opinion of the Officers so certifying, expedient, as evidence that it is expedient; provided that the Trustee may in its sole discretion require from the Corporation or otherwise further evidence or information before acting or relying on such certificate;

(d)           the Trustee may employ or retain such agents, counsel and other experts or assistants as it may reasonably require for the proper discharge of its duties hereunder and shall not be responsible for any misconduct or negligence on the part of any such persons who have been selected with due care by the Trustee;

(e)           the Trustee may, in relation to this Indenture, act on the opinion or advice of or on information obtained from any counsel, notary, valuer, surveyor, engineer, broker, auctioneer, accountant or other expert, whether obtained by the Trustee or by the Corporation or otherwise;

(f)            the Trustee may consult with counsel of its selection and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(g)           the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered and furnished to the Trustee funds for the purpose and indemnity and/or security satisfactory to the Trustee, acting reasonably, against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(h)           the Trustee may, before commencing (or at any time during the continuance of) any act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Trustee the Securities held by them, for which Securities the Trustee shall issue receipts to the Holders;

(i)            prior to the occurrence of an Event of Default with respect to the Securities of any series and after the curing or waiving of all such Events of Default which may have occurred, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, or any investigation of the books and records of the Corporation (but the Trustee may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled on reasonable notice to examine the books, records and premises of the Corporation, personally or by agent or attorney), unless requested to do so by the Act of the Holders of a majority in aggregate principal amount of the Securities of such affected series then Outstanding; provided, however, that the Trustee may require indemnity and/or security satisfactory to the Trustee against the costs, expenses or liabilities likely to be incurred by it in the making of such investigation;

(j)            the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys, and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(k)           the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(l)            the Trustee shall not be deemed to have notice of any Default or Event of Default (i) unless a Responsible Officer of the Trustee has actual knowledge thereof under clauses (1) and (2) of Section 5.01 hereof, or (ii) unless written notice of any event which is in fact such a Default is received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities, the Corporation and this Indenture;

(m)          the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder;

(n)           the Trustee may request that the Corporation deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded; and

(o)           in no event shall the Trustee be responsible or liable for special, punitive, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit), regardless of whether the Trustee was advised of the likelihood of such loss or damages and regardless of the form of action.

Section 6.03         Protection of Trustee. By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(i)            the recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent shall be liable for or assume any responsibility for their correctness;

(ii)           the Trustee makes no representations as to, and shall not be liable for, the validity or sufficiency of this Indenture or of the Securities;

(iii)          neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of any of the Securities or of the proceeds thereof;

(iv)          nothing herein contained shall impose any obligation on the Trustee to see or to require evidence of registration or filing (or renewals thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(v)           the Trustee shall not be bound to give any notice of the execution hereof;

(vi)          the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any act of the agents or servants of the Corporation;

(vii)         the Corporation and the Guarantors, jointly and severally, shall indemnify the Trustee, its directors, officers, employees, agents, successors and assigns, in any capacity hereunder, for, and hold it harmless against, any and all loss, liability or expense, including taxes (other than taxes based upon the income of the Trustee) incurred without gross negligence or willful misconduct on its part (as determined by a court of competent jurisdiction in a final non-appealable decision), arising out of or in connection with the acceptance or administration of the trust or trusts hereunder and the enforcement of this Indenture (including this Section 6.03(vii) and Section 6.03(viii), including the costs and expenses of defending itself against any claim or enforcing the Corporation’s obligations hereunder (whether asserted by the Corporation, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder;

(viii)        the Corporation and the Guarantors, jointly and severally, will pay the Trustee from time to time in writing such compensation for all services hereunder as the parties shall agree from time to time and will pay or reimburse to the Trustee on demand all expenditures or advances whatever that the Trustee may make or incur in and about the execution of the trusts hereby created (including the reasonable compensation and the expenses and disbursements of its agents and counsel); and

(ix)           Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

As security for the performance of the obligations of the Corporation under Sections 6.03(vii) and 6.03(viii), the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (and premium, if any) or interest on particular Securities. The obligations of the Corporation under this Section shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

Section 6.04         Trustee Not Required to Give Security. The Trustee shall not be required to give a bond or security for the execution of the trusts or its conduct or administration hereunder.

Section 6.05         No Person Dealing with Trustee Need Inquire. No person dealing with the Trustee shall be concerned to inquire whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any money remains due upon the Securities or to see to the application of any money paid to the Trustee.

Section 6.06         May Hold Securities. The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar, any Securities Custodian or any other agent of the Corporation, in its individual or in any other capacity, may become the owner or pledgee of Securities and, subject to Sections 6.08 and 6.15, may otherwise deal with the Corporation with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar, Securities Custodian or such other agent.

Section 6.07         Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Corporation.

Section 6.08         Conflicting Interests. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, this Indenture.

Section 6.09         Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder for each series of Securities which shall be (i) a national association or a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by United States federal or State authority, or (ii) a national association or a corporation or other Person organized and doing business under the laws of any other government which is permitted to act as Trustee pursuant to any rule, regulation or order of the Commission, authorized under such laws to exercise corporate trust powers and subject to supervision or examination by an authority of such government, or a political subdivision thereof, substantially equivalent to the supervision or examination applicable to an institution described in clause (i) above, in each case under clauses (i) and (ii) having a combined capital and surplus of at least $50,000,000 and its Corporate Trust Office; provided that there shall be such a corporation or other Person in such location willing to act upon customary and reasonable terms, and (iii) that is not the Corporation or any person directly or indirectly controlling, controlled by, or under common control with the Corporation. If such corporation or other Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such corporation or other Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. Neither the Corporation nor any Person directly or indirectly controlling, controlled by or under common control with the Corporation shall serve as Trustee. For purposes of the preceding sentence, the term “control shall mean the power to direct the management and policies of a Person directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, the Trustee shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 6.10         Resignation and Removal; Appointment of Successor, (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

(b)           The Trustee may resign at any time with respect to the Securities of one or more series by giving to the Corporation 30 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee, at the expense of the Corporation, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c)           The Trustee may be removed at any time with respect to the Securities of any series by (i) the Act of the Holders of a majority in aggregate principal amount of the Securities of such series then Outstanding delivered to the Trustee and to the Corporation by notice delivered no less than 30 days prior to the effective date of such removal, or (ii) except during the continuance of a Default or Event of Default, the Corporation, by a Directors’ Resolution. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after such removal, the Trustee, at the expense of the Corporation, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(d)           If at any time:

(i)            the Trustee shall fail to comply with Section 6.08 with respect to the Securities of any series after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security of such series for at least six months; or

(ii)           the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Corporation or by any such Holder; or

(iii)          the Trustee shall be dissolved, shall become incapable of acting or shall become or be adjudged bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case (a) the Corporation by a Directors’ Resolution may remove the Trustee with respect to the Securities of any or all series, as appropriate, or (b) subject to Section 5.15, any Holder who has been a bona fide Holder of a Security of an affected series for at least six months may, on behalf of such Holder and all other Holders similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

(e)           If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Corporation, by a Directors’ Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of such series and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Securities of such series then Outstanding delivered to the Corporation and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Corporation with respect to the Securities of such series. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Corporation or the Holders and accepted appointment in the manner required by Section 6.11, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of such Holder and all other Holders similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f)            The Corporation shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 6.11         Acceptance of Appointment by Successor, (a) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more series, each successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee with respect to such applicable series of the Securities shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to such applicable series; but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its compensation and expenses then unpaid, execute, acknowledge and deliver an instrument transferring to such successor Trustee all such rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b)           In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute, acknowledge and deliver an indenture supplemental hereto in which each successor Trustee shall accept such appointment and which shall (i) contain such provisions as shall be deemed necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of each series to which the appointment of such successor Trustee relates, (ii) if the retiring Trustee shall not be retiring with respect to the Securities of all series, contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of the series as to which the retiring Trustee shall not be retiring shall continue to be vested in the retiring Trustee and (iii) add to or change any of the provisions of this Indenture to the extent necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture (except as specifically provided for therein) shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein, and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of each series to which the appointment of such successor Trustee relates, and upon payment of its outstanding fees and expenses, such retiring Trustee shall duly assign, transfer and deliver to each successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of each series to which the appointment of such successor Trustee relates.

(c)           Upon request of any such successor Trustee, the Corporation shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in Section 6.11(a) or (b), as the case may be.

(d)           No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 6.12         Merger, Consolidation, Amalgamation or Succession to Trustee. Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder; provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or instrument or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as though such successor Trustee had itself authenticated such Securities.

Section 6.13         Appointment of Authenticating Agent. The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of the Securities which shall be authorized to act on behalf of, and subject to the direction of, the Trustee to authenticate the Securities of such series, including Securities issued upon original issue, exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.06; and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as though authenticated by the Trustee. Wherever reference is made in this Indenture to the authentication and delivery of the Securities of any series by the Trustee or to the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by any Authenticating Agent for such series and a certificate of authentication executed on behalf of the Trustee by such Authenticating Agent. Each Authenticating Agent shall be acceptable to the Corporation and shall at all times be either (i) a national association or a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority or (ii) a corporation or other Person organized and doing business under the laws of Canada or any province thereof or England or Luxembourg, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by governmental authority of its jurisdiction of incorporation and organization. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, conversion, consolidation or amalgamation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of any Authenticating Agent, shall be the successor to such Authenticating Agent with respect to all series of the Securities for which it served as Authenticating Agent; provided that such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or such Authenticating Agent.

Any Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Corporation. The Trustee may at any time terminate the appointment of any Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Corporation. Upon receiving such notice of resignation or upon such termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Corporation and shall, at the expense of the Corporation, provide notice of such appointment to all Holders of the Securities affected thereby in the manner provided in Section 6.10 with respect to the appointment of a successor Trustee. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as though originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Corporation agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 6.13.

Section 6.14         Notice of Defaults. Within 30 days after the occurrence of any Default hereunder with respect to Securities of any series, the Trustee shall transmit by mail or electronically to all Holders Securities of such series, as their names and addresses appear in the Security Register, notice of such Default hereunder known to the Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest on any Security of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of Securities of such series; and provided, further, that in the case of any Default of the character specified in Section 5.01(4) with respect to Securities of such series no such notice to Holders of Securities of such series shall be given until at least 60 days after the occurrence thereof.

Section 6.15         Preferential Collection of Claims Against the Corporation. If and when the Trustee shall be or become a creditor of the Company or a Guarantor (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company or such Guarantor (or any such other obligor).

Article VII

CONSOLIDATION, MERGER, AMALGAMATION, SALE OR TRANSFER

Section 7.01         Consolidation, Merger, Amalgamation or Succession to Business. The Corporation and any Guarantor shall not, directly or indirectly, in a single transaction or a series of related transactions, amalgamate, consolidate, or merge with or into or wind up or dissolve into another Person (whether or not the Corporation is the surviving Person), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Corporation and the Guarantors (taken as a whole) unless:

(1)           either: (i) the Corporation or a Subsidiary of the Corporation will be the surviving or continuing Person; or (ii) the Person (if other than the Corporation or a Guarantor) formed by or surviving or continuing from such amalgamation, consolidation, merger, winding up or dissolution or to which such sale, lease, transfer, conveyance or other disposition or assignment will be made (collectively, the “Successor”) expressly assumes, including by operation of law or in agreements in form and substance reasonably satisfactory to the Trustee, relying on the advice of counsel, all of the obligations of the Corporation or the applicable Guarantor under the Securities and this Indenture;

(2)           immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(ii) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default will have occurred and be continuing; and

(3)           the Corporation shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that such amalgamation, merger, consolidation or transfer and such agreement and/or supplemental indenture (if any) comply with this Indenture.

The restrictions above will not apply in the case of any amalgamation, consolidation, or merger with or into, or sale, lease, transfer, conveyance or other disposal of or assignment of all or substantially all of the assets of the Corporation and the Guarantors (taken as a whole) to another Person that is the Corporation or a Guarantor.

Notwithstanding the foregoing, any Guarantor may consolidate, merge or amalgamate with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Corporation or another Guarantor.

Section 7.02         Successor to Possess Powers of the Corporation. Whenever the conditions of Section 7.01 hereof shall have been duly observed and performed the Successor shall possess and from time to time may exercise each and every right and power of the Corporation under this Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision hereof required to be done or performed by any Director or Officer of the Corporation may be done and performed with like force and effect by the like directors or officers of the Successor.

Section 7.03         Successor Substituted. Upon any amalgamation, merger or consolidation of the Corporation or a Guarantor, or any transfer of all or substantially all of the assets of the Corporation and the Guarantors (taken as a whole) in accordance with Section 7.01, in which the Corporation or such Guarantor is not the continuing obligor under the Securities of any series or its Guarantee, as applicable, the surviving entity formed by such amalgamation, merger or consolidation or into which the Corporation or such Guarantor is merged or the Person to which the sale, conveyance, lease, transfer, disposition or assignment is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation or such Guarantor under this Indenture, the Securities of such series and the Guarantees with the same effect as if such surviving entity had been named therein as the Corporation or such Guarantor and, except in the case of a lease, the Corporation or such Guarantor, as the case may be, shall be released from the obligation to pay the principal of and interest on the Securities of such series or in respect of its Guarantee, as the case may be, and all of the Corporation’s or such Guarantor’s other obligations and covenants under the Securities of such series, this Indenture and its Guarantee, if applicable.

Article VIII

SUPPLEMENTAL INDENTURES

Section 8.01         Supplemental Indentures Without Consent of Holders. Without the consent of the Holders of any series, the Corporation and the Trustee and, as applicable, the Guarantors at any time and from time to time, may together amend, modify, waive or supplement this Indenture, the Securities or the Guarantees for any of the following purposes:

(1)           to cure any ambiguity, defect, omission, inconsistency or mistake, to correct or supplement any provision in this Indenture which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture;

(2)           to provide for uncertificated Securities in addition to or in place of certificated Securities;

(3)           to provide for the assumption of the Corporation’s or a Guarantor’s obligations to the Holders of such series in the case of an amalgamation, merger, consolidation or sale of all or substantially all of the Corporation’s or such Guarantor’s assets, or winding up or dissolution or sale, lease, transfer, conveyance or other disposition or assignment in accordance with Section 7.01;

(4)           to add any Guarantee or to effect the release of any Guarantor from any of its obligations under its Guarantee or the provisions of this Indenture (to the extent in accordance with this Indenture);

(5)           to make any change that would provide any additional rights or benefits to the Holders of such series or would not materially adversely affect the rights of the Holders of such series;

(6)           to secure the Securities of such series or any Guarantees or any other obligation under this Indenture or to release or discharge security for such Securities in accordance with the terms of this Indenture providing for security for such Securities;

(7)           to establish the form or forms and the terms of the Securities of any series as permitted by Section 2.01 and Section 3.01;

(8)           to evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee pursuant to the requirements hereof;

(9)           to conform the text of this Indenture or the Securities of such series to any provision set forth under the heading “Description of the Notes” in the Offering Memorandum to the extent that such provision was intended to be a substantially verbatim recitation of a provision of this Indenture, the Guarantees or the Securities of such series as determined in good faith by the Corporation and set forth in an Officers’ Certificate; or

(10)         to provide for the issuance of additional series of Securities in accordance with this Indenture; provided, however, that if such series of additional Securities are not fungible with any other series of Securities issued under this Indenture for U.S. federal income tax purposes, such series of additional Securities will be identified by a separate CUSIP number and a new ISIN number.

Section 8.02         Supplemental Indentures With Consent of Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Securities of each series then Outstanding (voting as one class), by Act of such Holders delivered to the Corporation and the Trustee, the Corporation, when authorized by a Directors’ Resolution, and the Trustee, at any time or from time to time, may together modify, amend, supplement or waive this Indenture, the Securities or the Guarantees, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of all Holders of Outstanding Securities affected thereby,

(1)           reduce the principal amount of, extend the Stated Maturity of or alter the redemption provisions of, such Securities;

(2)           change the currency in which such Securities or any premium or the interest thereon is payable;

(3)           reduce the percentage in principal amount of such Outstanding Securities that must consent to an amendment, supplement or waiver or consent to take any action under this Indenture, such Securities or any Guarantee in respect thereof;

(4)           impair the right to institute suit for the enforcement of any payment on or with respect to such Securities or any Guarantee in respect thereof;

(5)           waive a default in payment with respect to such Securities or any Guarantee in respect thereof; or

(6)           reduce or change the rate or time for payment of interest on the Securities.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more (but less than all) series of the Securities, or which modifies the rights of the Holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of the Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 8.03         Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be provided with, and (subject to Section 6.01) shall be fully protected in conclusively relying upon, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized and permitted by this Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Corporation and the Guarantors, as applicable, enforceable in accordance with its terms, subject to customary limitations and exceptions. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties, indemnities or immunities under this Indenture or otherwise; provided, that the Trustee shall enter into and execute all other supplemental indentures which satisfy all applicable conditions under this Article.

Section 8.04         Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of the Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 8.05         Reference in Securities to Supplemental Indentures. The Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture; provided, that any failure by the Trustee to make such notation shall not affect the validity of the matter provided for in such supplemental indenture or any Security or Guarantee. If the Corporation shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee, the Guarantors and the Corporation, to any such supplemental indenture may be prepared and executed by the Corporation or Guarantor and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

Section 8.06         [Reserved].

Section 8.07         Notice of Supplemental Indentures. Promptly after the execution by the Corporation and the Trustee of any supplemental indenture pursuant to the provisions of Section 8.02, the Corporation shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 1.07, setting forth in general terms the substance of such supplemental indenture.

Article IX

COVENANTS OF THE CORPORATION

Section 9.01         Payment of Principal, Premium and Interest. The Corporation shall pay the principal of (and premium, if any) and interest on the Securities in accordance with the terms of the Securities and this Indenture. The Corporation shall deposit or cause to be deposited with the Trustee or its nominee, no later than 11:00 a.m. New York City time on the date of the Stated Maturity of any Security or no later than 11:00 a.m. New York City time on the due date for any installment of interest, all payments so due, which payments shall be in immediately available funds on the date of such Stated Maturity or due date, as the case may be.

Section 9.02         Certificates of Compliance. The Corporation shall deliver to the Trustee annually within 120 days (or such longer period as the Trustee in its discretion may consent to) after the end of each fiscal year of the Corporation), an Officers’ Certificate stating whether or not to the knowledge of the signer thereof the Corporation is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder), and if the Corporation shall be in default, specifying all such defaults and the nature and status thereof of which he may have knowledge.

Section 9.03         Maintenance of Office or Agency. The Corporation will maintain in the Borough of Manhattan, The City of New York, an office or agency where Securities of any series may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation or any Guarantor in respect of the Securities of that series, the Guarantees and this Indenture may be served. The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Corporation hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands. In the event any such notice or demands are so made or served on the Trustee, the Trustee shall promptly forward copies thereof to the Corporation.

The Corporation may also from time to time designate one or more other offices or agencies (in or outside the Borough of Manhattan, The City of New York) where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, for such purposes. The Corporation will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Corporation hereby initially designates the Trustee as Paying Agent and Security Registrar, and the Corporate Trust Office of the Trustee as one such office or agency of the Corporation for each of the aforesaid purposes. In acting hereunder and in connection with the Notes, the Paying Agent and the Security Registrar shall act solely as agent of the Corporation and will not assume any fiduciary duty or other obligation towards or relationship of agency or trust for or with any of the beneficial owners or Holders of the Notes.

Section 9.04         Money for Securities Payments to Be Held in Trust. If the Corporation shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or any premium or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its actions or failure so to act.

Whenever the Corporation shall have one or more Paying Agents for any series of Securities, it will, prior to each due date of the principal of or any premium or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee of its action or failure so to act.

The Corporation will cause each Paying Agent for the Securities of any series other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent shall (i) hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal of or interest on the Securities of such series and shall notify the Trustee of any default by the Corporation in making any such payment and (ii) during the continuance of any default by the Corporation (or any other obligor upon the Securities of that series) in the making of any payment in respect of the Securities of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Corporation Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent (other than the Corporation) to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or any premium or interest on any Security of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Corporation on Corporation Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation for payment of such principal, premium or interest on such Security and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; provided, however, that the Corporation, before the Trustee or such Paying Agent is required to make any such repayment, may cause to be published once, in an Authorized Newspaper in Canada, if required, and, if required, The City of New York and, if required, the United Kingdom and, if required, Luxembourg, notice that such money remains unclaimed and that, after a date specified therein, which shall be not less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

Section 9.05         Carry on Business. Subject to the rights of the Corporation contained herein, including Article VII, the Corporation shall at all times: (i) maintain its legal existence; and (ii) conduct its business in a proper and efficient manner in accordance with normal industry standards and in compliance, in all material respects, with all laws and all other regulatory authorities to the extent applicable to the activities of the Corporation, except, in each case, where the failure to do so would not reasonably be expected to have a change or changes in or effect(s) on, either individually or in the aggregate, the business, assets, liabilities, financial position or operating results of the Corporation and its Subsidiaries, taken as a whole, which materially adversely affect(s) or would reasonably be expected to materially adversely affect the ability of the Corporation and its Subsidiaries, taken as a whole to perform their obligations under this Indenture and the Securities in accordance with the respective terms thereof or the validity or enforceability of any of the Indenture or the Securities.

Section 9.06         Payment of Taxes and Other Claims. The Corporation shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon the Corporation or upon the income, profits or assets of the Corporation, and (ii) all lawful claims against the Corporation for labor, materials and supplies which, if unpaid, might by law become a lien upon the assets of the Corporation that is not a Permitted Lien; provided, however, that the Corporation shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 9.07         Additional Amounts. All payments made by or on behalf of the Corporation under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada (or any other jurisdiction in which the Corporation or a payor is organized or resident for tax purposes) or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Relevant Taxes”), unless the Corporation is required to withhold or deduct Relevant Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of Relevant Taxes from any payment made by or on behalf of it under or with respect to the Securities, the Corporation will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner after such withholding or deduction (and after deducting any Relevant Taxes on such Additional Amounts) will not be less than the amount the Holder or beneficial owner would have received if such Relevant Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

(i)            with which the Corporation does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)           which is subject to such Relevant Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Securities or the receipt of payments thereunder;

(iii)          which is subject to such Relevant Taxes by reason of the Holder’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Relevant Taxes;

(iv)          by reason of such Holder or beneficial owner being a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Corporation at the time of payment or deemed payment, or by reason of such Holder or beneficial owner not dealing at arm’s length for the purposes of the Income Tax Act (Canada) with a “specified shareholder” of the Corporation at the time of payment or deemed payment; or

(v)           if the Holder or beneficial owner of, or person ultimately entitled to obtain any interest in, the Securities is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments.

The Corporation shall also:

(i)            make such withholding or deduction; and

(ii)           remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Corporation shall furnish to the Trustee and Holders of the Securities, within 30 days after the date the payment of any Relevant Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Corporation.

The Corporation shall indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

(i)            any Relevant Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities;

(ii)           any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii)          any Relevant Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Relevant Taxes on such Holder’s net income.

Wherever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In any event, no Additional Amounts or indemnity will be payable with respect to taxes imposed directly or indirectly under FATCA and no Additional Amounts or indemnity will be payable in excess of the Additional Amounts or indemnity which would be required if the Holder was a resident of the United States for purposes of, and entitled to claim the benefits under, the Canada-United States Income Tax Convention (1980), as amended.

Section 9.08         [Reserved].

Section 9.09         Financial Statements. The Corporation shall furnish to the Trustee copies of consolidated financial statements, whether annual or quarterly, of the Corporation and any report of the auditors thereon, within 15 days after such financial statements are filed with securities regulatory authorities (provided that the filing or furnishing of the Corporation’s financial statements, whether annual or quarterly and any report of the auditors thereon on the SEDAR+ website at www.sedarplus.com or the SEC’s website at www.sec.gov in accordance with applicable securities laws will satisfy the Corporation’s obligation to furnish the Trustee with copies of same) or if the Corporation is not a “reporting issuer” (or its equivalent) required to file information with one or more securities regulators in Canada, within the same timeframes. Delivery to the Trustee of the financial statements or reports and documents in Section 9.09 hereof or otherwise in this Indenture is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Corporation’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officers’ Certificate). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Corporation’s compliance with the covenants or with respect to any reports or other documents filed with the Commission or the Commission’s EDGAR system or any website under this Indenture or participate in any conference calls.

Section 9.10         Limitation on Liens. The Corporation will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) upon any of its or their assets (including Equity Interests of any of the Guarantors), whether owned at the Issue Date or thereafter acquired, which Lien secures Indebtedness, unless contemporaneously with the incurrence of such Lien, (1) in the case of any Lien securing an obligation that ranks pari passu with the Securities of any series or a Guarantee, effective provision is made to secure Securities of such series or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and (2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Securities of any series or a Guarantee, effective provision is made to secure the Securities of such series or such Guarantee, as the case may be, with a Lien on the same collateral that is senior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien. Any Lien created for the benefit of the Holders of the Securities of any series pursuant to this paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien giving rise to the obligation to secure the Securities of such series on an equal and ratable or senior basis, as applicable.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common shares of the Corporation, the payment of dividends on preferred stock in the form of additional shares of preferred stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies.

For purposes of determining compliance with this Section 9.10, in the event that any Lien is permitted under more than one of the provisions described in clauses (i) through (xxviii) of the definition of “Permitted Liens,” the Corporation will, in its sole discretion, classify such Lien and may divide and classify such Lien in more than one of the types of Liens described, and may later reclassify any Lien described in clauses (i) through (xxviii) of the definition of “Permitted Liens” (provided that at the time of reclassification the applicable Lien is permitted under such provision or provisions).

For purposes of determining compliance with any dollar-denominated restriction on the incurrence of Liens securing Indebtedness denominated in a Foreign Currency, the dollar-equivalent principal amount of such Indebtedness secured by Liens pursuant thereto shall be calculated based on the relevant currency exchange rate as reasonably determined by the Corporation (which determination shall be conclusive and binding absent manifest error), including without limitation rates published by the Bank of Canada or any other source customarily used by the Corporation, in effect on the date that such Indebtedness was incurred, in the case of term Indebtedness secured by Liens, or first committed, in the case of revolving credit Indebtedness secured by Liens; provided that (x) the dollar-equivalent principal amount of any such Indebtedness secured by Liens outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date, (y) if such Indebtedness is incurred to refinance other Indebtedness denominated in a Foreign Currency (or in a different currency from such Indebtedness so being incurred), and such refinancing would cause the applicable dollar-denominated restriction on Liens to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness secured by Liens, calculated as described in the following sentence, does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and (z) the dollar-equivalent principal amount of Indebtedness secured by Liens denominated in a Foreign Currency and incurred pursuant to a credit facility shall be calculated based on the relevant currency exchange rate in effect on, at the Corporation’s option, (i) the Issue Date, (ii) any date on which any of the respective commitments under such credit facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder or (iii) the date of such incurrence. The principal amount of any Indebtedness secured by Liens incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Article X

REDEMPTION OF SECURITIES

Section 10.01       Applicability of Article. The Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise established in accordance with Section 3.01 for the Securities of a particular series) in accordance with this Article.

Section 10.02       Election to Redeem; Notice to Trustee. The election of the Corporation to redeem any Securities shall be evidenced by a Directors’ Resolution. In the event of any redemption at the election of the Corporation pursuant to Section 10.01, the Corporation shall notify the Trustee at least five Business Days prior (or such shorter period as may be acceptable to the Trustee) to the date on which notice is required to be delivered or mailed or caused to be delivered or mailed to Holders pursuant to Section 10.04 of such Redemption Date and of the principal amount of Securities to be redeemed.

Section 10.03       Selection by Trustee of Securities to Be Redeemed. If less than all the Securities of any series are to be redeemed (unless all of the Securities of such series and of a specified tenor are to be redeemed), the particular Securities to be redeemed shall be made on a pro rata basis (subject to the rules of the Depositary) unless otherwise required by law or applicable stock exchange requirements; provided, however, that Securities shall only be redeemable in principal amounts of $2,000 or an integral multiple of $1,000 in excess thereof.

The Trustee shall promptly notify the Corporation and each Security Registrar in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture and of the Securities, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 10.04       Notice of Redemption. Notice of redemption shall be delivered electronically or by first class mail, postage prepaid, mailed not les than 10 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his address appearing in the Security Register, except that (a) redemption notices may be delivered electronically or mailed more than 60 days prior to the Redemption Date if the notice of redemption is issued in connection with (i) a satisfaction and discharge of Securities in accordance with Article IV or (ii) a defeasance in accordance with Article XII.

All notices of redemption shall state:

(i)            the Redemption Date;

(ii)           the Redemption Price;

(iii)          the accrued and unpaid interest;

(iv)          the CUSIP (or applicable         ISIN) or similar number of the Securities to be redeemed;

(v)           if less than all of the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the portions of the principal amounts) of the particular Securities to be redeemed;

(vi)          that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and that interest thereon will cease to accrue on and after such date; and

(vii)         the place or places where such Securities are to be surrendered for payment of the Redemption Price, accrued interest to, but excluding, the Redemption Date.

Each notice of redemption of Securities to be redeemed at the election of the Corporation shall be given (a) by the Corporation or, (b) at the Corporation’s request, such request to be delivered at least five days prior to the delivery or mailing of such notice (or such shorter period as the Trustee may agree to), by the Trustee in the name and at the expense of the Corporation.

Notices of redemption pursuant to Section 10.01 may be subject to the satisfaction of one or more conditions precedent established by the Corporation in its sole discretion. If a redemption is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Corporation’s discretion, the Redemption Date may be delayed until such time (including more than 60 days after the date the notice of redemption was delivered) as any or all conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date as so delayed. In addition, the Corporation may provide in any notice of redemption for the Securities that payment of the Redemption Price and the performance of the Corporation’s obligations with respect to such redemption may be performed by another Person.

Neither the Trustee nor the Paying Agent shall have any obligation to calculate or verify the calculation of the Redemption Price. The Corporation’s actions in determining the Redemption Price shall be conclusive and binding for all purposes, absent manifest error.

Section 10.05       Deposit of Redemption Price. Prior to 11:00 a.m. (New York City time) on the Business Day prior to any Redemption Date, the Corporation shall deposit with the Trustee or with a Paying Agent (or, if the Corporation shall be acting as its own Paying Agent, segregate and hold in trust as provided in Section 9.04) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on the Redemption Date.

Section 10.06       Securities Payable on Redemption Date. Notice of redemption having been given as provided in Section 10.04, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Corporation shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with such notice, such Security shall be paid by the Corporation at the Redemption Price, together with accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 3.01, installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, registered as such at the close of business on the relevant Regular or Special Record Dates according to their terms and the provisions of Section 3.07.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the same rate specified in such Security as the rate of interest.

Section 10.07       Securities Redeemed in Part. Any Security which is to be redeemed only in part shall be surrendered at an office or agency of the Corporation designated for that purpose pursuant to Section 9.03 (with, if the Corporation or the Trustee shall so require, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder thereof or other appropriate person), and the Corporation shall execute, and upon receipt of a Corporation Order, the Trustee shall authenticate and deliver to the Holder of such Security, without service charge to Holders, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

Section 10.08       Redemption at the Option of the Corporation for Taxation Reasons. The Securities of a series will be subject to redemption in whole, but not in part, at the option of the Corporation, at any time, on not less than 10 nor more than 60 days prior written notice, at a Redemption Price equal to 100% of the principal amount thereof, together with accrued interest thereon to the Redemption Date, in the event the Corporation determines that there is more than an insubstantial risk that the Corporation has become or would become obligated to pay any Additional Amounts as a result of an amendment to or change in the laws (including any rules or regulations promulgated thereunder) of Canada (or any jurisdiction in which we or a payor is organized or resident for tax purposes) or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (such jurisdiction, a “Relevant Jurisdiction”), or any amendment to or change in any official position, interpretation, administration or application of such laws, rules or regulations, which change is announced or becomes effective on or after the Issue Date or, if the Relevant Jurisdiction becomes a Relevant Jurisdiction on a date after the date of the applicable offering memorandum by which such Securities are offered and sold, after such date; provided, however, that no notice of redemption shall be given earlier than 90 days prior to the earliest date on which the relevant entity would be obligated to pay such Additional Amounts.

Any redemption pursuant to this Section 10.08 shall otherwise be made pursuant to the applicable provisions of Article X hereof.

Article XI

[RESERVED]

Article XII

DEFEASANCE AND COVENANT DEFEASANCE

Section 12.01       Corporation’s Option to Effect Defeasance or Covenant Defeasance. Except as otherwise specified as contemplated by Section 3.01 for Securities of any series, the provisions of this Article XII shall be applicable to the Securities of each series; and the Corporation may at any time, at its option, by Directors’ Resolution elect to have either Section 12.02 or Section 12.03 applied to the outstanding Securities of any series upon compliance with the applicable conditions set forth in this Article XII.

Section 12.02       Defeasance and Discharge. Upon the Corporation’s exercise of the option provided in Section 12.01 to defease the Securities of a particular series, the Corporation shall be discharged from any and all obligations with respect to the Securities of such series (including the Guarantees) on the date that the applicable conditions set forth in Section 12.04 shall be satisfied. The term “defeasance” means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by the Securities of such series (including the Guarantees) and to have satisfied all its other obligations under such Securities (including the Guarantees) and this Indenture insofar as such Securities (including the Guarantees) shall be concerned; and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same; provided, however, that the following rights, obligations, powers, trusts, duties and immunities shall survive until otherwise terminated or discharged hereunder:

(i)            the rights of the Holders of the Securities of such series to receive, solely from the trust fund provided for in Section 12.04, payments in respect of the principal of (and premium, if any) and interest on such Securities when and as such payments shall become due;

(ii)           the Corporation’s obligations with respect to such Securities under Sections 3.04, 3.05, 3.06 and 9.04;

(iii)          the rights, powers, trusts, duties, indemnities and immunities of the Trustee hereunder (in each of its capacities hereunder);

(iv)          the rights and obligations under this Article XII; and

(v)           the rights and obligations described in the second paragraph of Section 4.01.

Subject to compliance with this Article XII, the Corporation may exercise its option with respect to defeasance under this Section 12.02 notwithstanding the prior exercise of its option with respect to covenant defeasance under Section 12.03 with respect to the Securities of such series.

Section 12.03       Covenant Defeasance. Upon the Corporation’s exercise of the option provided in Section 12.01 to obtain a covenant defeasance with respect to the Securities of a particular series, the Corporation shall be released from its obligations under Sections 9.06, 9.07, 9.08, 9.09 and 9.10, and any covenant provided pursuant to Section 8.01, with respect to the Securities of such series on and after the date that the applicable conditions set forth in Section 12.04 shall be satisfied, and the Securities shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent, or declaration or act of Holders (and the consequences thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Securities shall not be deemed to be outstanding for accounting purposes). The term “covenant defeasance” means that, with respect to the Securities of such series and Guarantees related thereto, the Corporation and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in Sections 9.06, 9.07, 9.08, 9.09 and 9.10, and any covenant provided pursuant to Section 8.01, whether directly or indirectly by reason of any reference elsewhere herein to such Section or Article or by reason of any reference in such Section or Article to any other provision herein or in any other document, and such omission to comply shall not constitute an Event of Default under Section 5.01 with respect to the Securities of such series; but the remaining provisions of this Indenture and the other terms of the Securities of such series and related Guarantees shall be unaffected thereby. In addition, upon the Corporation’s exercise under Section 12.01 of the option applicable to this Section 12.03, subject to the satisfaction of the conditions set forth in Section 12.04, Section 5.01(4) shall not constitute an Event of Default.

Section 12.04       Conditions to Defeasance or Covenant Defeasance. The following shall be the conditions to defeasance under Section 12.02 and covenant defeasance under Section 12.03 with respect to the Securities of a particular series:

(1)           The Corporation shall have irrevocably deposited or caused to be deposited with the Trustee as a trust fund in trust for the purpose of making the payments described below, and dedicated solely to, the benefit of the Holders of the Securities of such series cash, U.S. Government Obligations, or a combination thereof, in such amounts as shall be sufficient to pay and discharge, and which shall be applied by the Trustee to pay and discharge the principal of (and premium, if any, on) and each installment of principal of (and premium, if any) and interest on the Securities of such series on the Stated Maturity of such principal or installment of principal or interest in accordance with the terms of the Securities of such series; provided, that upon any redemption that requires the payment of premium, the amount deposited shall be sufficient to the extent that an amount is deposited with the Trustee equal to such premium calculated as of the date of the deposit, with any deficit as of the Redemption Date only required to be deposited with the Trustee on or prior to the Redemption Date.

(2)           No Event of Default or event which, with notice or lapse of time or both, would become an Event of Default with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit).

(3)           Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than this Indenture) to which the Corporation is a party or by which it is bound.

(4)           In the case of an election under Section 12.02, the Corporation must deliver to the Trustee an Opinion of Counsel confirming that: (1) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling; or (2) since the date of this Indenture, there has been a change in the applicable laws or regulations, in either case to the effect that and based thereon such Opinion of Counsel shall confirm that, the Holders of the Securities of such series then Outstanding should not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and should be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(5)           In the case of an election under Section 12.03, the Corporation must deliver to the Trustee an Opinion of Counsel confirming that the Holders of the Securities of such series then Outstanding should not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and should be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(6)           The Corporation has delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Revenue Agency to the effect that the Holders of the Securities of such series then Outstanding should not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of such defeasance or covenant defeasance and should be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance or covenant defeasance, as the case may be, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of such series then Outstanding include Holders who are not resident in Canada).

(7)           The Corporation shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Section 12.04 relating to either the defeasance under Section 12.02 or the covenant defeasance under Section 12.03, as the case may be, have been complied with.

Section 12.05       Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions. Subject to the provisions of the last paragraph of Section 9.04, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee (collectively, for the purposes of this Section 12.05, the “Trustee”)) pursuant to Section 12.04 in respect of the Securities of a particular series then Outstanding shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

The Corporation and the Guarantors, jointly and severally, shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 12.04 or the principal and interest received in respect thereof, other than any such tax, fee or other charge which by law is for the account of the Holders of the Securities for whose benefit such U.S. Government Obligations are held.

Anything in this Article XII to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time, upon Corporation Request, any money or U.S. Government Obligations held by it as provided in Section 12.04 which, in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited for the purpose for which such money or U.S. Government Obligations were deposited.

Section 12.06       Reinstatement. If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 12.05 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Corporation’s obligations under this Indenture and such Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.04 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 12.05; provided, however, that if the Corporation makes any payment of principal of or interest on any such Security following the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

Article XIII

[RESERVED]

Article XIV

[RESERVED]

Article XV

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND CORPORATION

Section 15.01       Disclosure of Names and Addresses of Holders. Every Holder of Securities, by receiving and holding the same, agrees with the Corporation and the Trustee that none of the Corporation or the Trustee or any agent of either of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders made pursuant to the Trust Indenture Act.

Section 15.02       Reports by Trustee. Within 60 days after May 15 of each year commencing with the first May 15 after the first issuance of Securities pursuant to this Indenture, the Trustee shall transmit to the Holders such reports concerning the Trustee and its actions under this Indenture to the extent required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which the Securities are listed, with the Commission and with the Corporation.

IN WITNESS WHEREOF the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

GILDAN ACTIVEWEAR INC.

By:	/s/ Luca Barile
	Name:	Luca Barile
	Title:	Executive Vice-President, Chief Financial Officer

[Signature Page to the Indenture]

IN WITNESS WHEREOF the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Gregory P. Guim
	Name:	Gregory P. Guim
	Title:	Vice President

[Signature Page to the Indenture]